UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Skullcandy, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098. The telephone number of the Company’s principal executive office is (435) 940-1545.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of June 28, 2016, there were 28,712,166 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $5.75 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 6, 2016. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 23, 2016, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged into and with the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote or written consent of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Company Shares that, when added to the Company Shares then owned by Purchaser, represents at least a majority of all then outstanding Company Shares, (ii) the expiration or termination of the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of any law or order by any government, court or other governmental entity that would make illegal or otherwise prohibit the consummation of the Offer, the acquisition of the Company Shares by Parent or Purchaser or the Merger, (iv) the accuracy of the representations and warranties contained in the Merger Agreement, subject to certain customary exceptions, (v) the Company’s material compliance with covenants contained in the Merger Agreement, (vi) there not having been a material adverse effect with respect to the Company that is continuing as of immediately prior to the termination of the Offer and (vii) certain other customary conditions. The Merger Agreement is not subject to a financing condition.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Company Shares, each outstanding Company Share (excluding any Company Shares (i) owned immediately prior to the Effective Time by Parent, Purchaser or the Company or any wholly owned subsidiary of Parent, Purchaser or the Company or (ii) held by stockholders who have properly and validly perfected their appraisal rights under Delaware law) will be canceled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes. In addition, at the Effective Time, each option to purchase Company Shares that remains outstanding immediately prior to the Effective Time (each, a “Company Option”) will be accelerated in full and each Company Option will be canceled and converted into the right to receive an amount in cash, if any, without interest and less any required withholding taxes, equal to the product obtained by multiplying (i) the excess, if any, of (A) the Offer Price minus (B) the exercise price per share of such Company Option and (ii) the number of Company Shares underlying such Company Option. At the Effective Time, each Company restricted stock unit or performance stock unit that remains outstanding immediately prior to the Effective Time (each, a “Company RSU Award”) will be accelerated in full (which, in the case of a Company RSU Award that vests in whole or in part on the basis of achievement of performance goals, shall be determined as if performance were at 100% of targeted performance) and each Company RSU Award will be canceled and converted into the right to receive an amount in cash, if any, without interest and less any required withholding taxes, equal to the product obtained by multiplying (i) the Offer Price and (ii) the number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time.

The Merger Agreement includes a “go-shop” provision whereby, for 30 calendar days following the public announcement of the Merger Agreement (the “Go-Shop Period”), the Company, its subsidiaries and representatives have the right to, directly or indirectly (i) solicit, initiate, facilitate and encourage any acquisition proposals including by providing access to non-public information pursuant to an acceptable confidentiality agreement and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any acquisition proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any acquisition proposal.

The Company, after the Go-Shop Period and until the earlier of consummation of the Offer or the date on which the Merger Agreement is terminated, has agreed that the Company and its subsidiaries may not, and will cause its and their respective representatives not to, directly or indirectly through another person, except as otherwise described in the preceding paragraph or the following sentence, (i) solicit, initiate or knowingly encourage any proposal or inquiry that constitutes, or is reasonably likely to lead to, an acquisition proposal, (ii) other than informing persons of the applicable provisions described in the Merger Agreement, enter into, continue or participate in any discussions or any negotiations regarding, any acquisition proposal or (iii) resolve, propose or agree to do any of the foregoing. Notwithstanding this limitation, prior to the consummation of the Offer, the Company may under certain circumstances provide information to third parties that submit a written, unsolicited alternative acquisition proposal that the board of directors of the Company (the “Company Board”) has determined, in good faith, constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement), and the Company may request clarification on the terms and conditions with respect to any unsolicited alternative acquisition proposal. The Company Board may also terminate the Merger Agreement in order to accept a Superior Proposal (as defined in the Merger Agreement) and may change its recommendation in the event the Company Board determines, in good faith, after consultation with outside legal counsel and financial advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain restrictions.

The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is midnight, New York Time, on August 2, 2016, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s and Purchaser’s principal executive offices are located at 6001 Oak Canyon, Irvine, California 92618. Their telephone number at this location is (800) 733-0088.

The Company has made information relating to the Offer available online at http://investors.skullcandy.com. The Company has also filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2016 (the “2016 Proxy Statement”), which excerpts are filed as Exhibit (e)(21) to this Schedule 14D-9 and incorporated herein by reference, to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The excerpts filed as Exhibit (e)(21) to this Schedule 14D-9 are incorporated herein by reference, and include information from the following sections of the 2016 Proxy Statement: “Proposal 1: Election of Directors,” “Governance of Skullcandy,” “Security Ownership of Directors and Executive Officers and Certain Beneficial Owners,” “Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance,” “Executive Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Compensation of Directors” and “Certain Relationships and Related Transactions.” Any information contained in the excerpts from the 2016 Proxy Statement incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Schedule 14D-9 modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description and any summary of provisions of the Merger Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Nondisclosure Agreement

On April 6, 2016, the Company and Parent entered into a Confidentiality Letter Agreement (the “Nondisclosure Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a potential business relationship and/or transaction between the parties and to use it only for specified purposes. The summary of the Nondisclosure Agreement contained in the Offer to Purchase in Section 11 under the heading “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements—Nondisclosure Agreements” is incorporated herein by reference.

On May 24, 2016, the Company and Parent entered into the Clean Team Agreement (the “Clean Team Agreement”), under which the Company granted certain permitted representatives of Parent access to proprietary, secret and highly confidential information on financial, management and operational issues related to the Company’s business. Under the terms of the Clean Team Agreement, Parent agreed to use the information only in connection with evaluating, proposing and furthering a potential transaction between Parent and the Company. The summary of the Clean Team Agreement contained in the Offer to Purchase in Section 11 under the heading “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements—Nondisclosure Agreements” is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and directors may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Company Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of June 28, 2016, the directors and executive officers of the Company and their affiliates beneficially owned an aggregate of 1,074,654 Company Shares, which for purposes of this subsection excludes any Company Shares issuable upon exercise or settlement of Company

Options and Company RSU Awards (each, as defined below) held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $6,179,261 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and Company RSU Awards held by the directors and executive officers of the Company, see below under the heading “—Merger Agreement—Effect of the Merger on Stock Awards.”

The following table sets forth, as of June 28, 2016, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Company Shares underlying unvested Company Options and Company RSU Awards), assuming such individual or his, her or its affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
S. Hoby Darling	75,251	$432,693
Jason Hodell	22,717	$130,623
Sam Paschel, Jr.	36,982	$212,647
David Raffone	—	—
Patrick Grosso	14,324	$82,363
Non-Employee Directors
Rick Alden(1)	708,597	$4,074,433
Jay Brown(2)	21,684	$124,683
Doug Collier	31,622	$181,827
Jeff Kearl(3)	57,160	$328,670
Scott Olivet	31,406	$180,585
Heidi O’Neill	18,363	$105,587
Greg Warnock	56,548	$325,151

(1)	Excludes shares of Common Stock held by Ptarmagin, LLC (“Ptarmagin”). Ptarmagin’s two members are trusts of which Rick Alden and his children are beneficiaries, but the voting and dispositive power over Ptarmagin’s shares of Common Stock is held by a third-party manager. Based on the information contained in the Schedule 13D/A filed by Ptarmagin and Mr. Alden with the SEC on June 14, 2016, Ptarmagin beneficially owns 3,639,886 shares of Common Stock.
(2)	Mr. Brown ceased to be a director of the Company effective as of May 18, 2016.
(3)	Represents (i) 43,510 shares of Common Stock held directly by Mr. Kearl and (ii) 13,650 shares of Common Stock held by Monarch Partners. Mr. Kearl is the manager of Monarch Partners and holds voting and dispositive power of the shares held by Monarch Partners. Mr. Kearl may be deemed to indirectly beneficially own the shares held by Monarch Partners. The address of Monarch Partners is 38 Via Divertirse, San Clemente, California 92673.

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Company Option will be accelerated in full and each Company Option will be canceled and converted into the right to receive an amount in cash, if any, without interest and less any required withholding taxes, equal to the product obtained by multiplying (i) the excess, if any, of (A) the Offer Price minus (B) the exercise price per share of such Company Option, and (ii) the number of Company Shares underlying such Company Option.

The table below sets forth information regarding the Company Options held by each of the Company’s executive officers and directors as of June 28, 2016.

Name	Number of Vested Company Options	Value of Vested Company Options	Number of Unvested Company Options	Value of Unvested Company Options	Total Value of Vested and Unvested Company Options
Executive Officers
S. Hoby Darling	517,687	$271,698	368,632	$280,101	$551,799
Jason Hodell	79,895	—	317,116	$227,440	$227,440
Sam Paschel, Jr.	82,318	$15,917	207,387	$186,499	$202,416
David Raffone	16,684	—	102,380	$85,290	$85,290
Patrick Grosso	29,858	$4,775	96,805	$90,065	$94,840
Non-Employee Directors
Rick Alden	28,000	—	—	—	—
Jay Brown(1)	—	—	—	—	—
Doug Collier	28,000	—	—	—	—
Jeff Kearl	57,378	$158,054	—	—	$158,054
Scott Olivet	28,000	—	—	—	—
Heidi O’Neill	—	—	—	—	—
Greg Warnock	28,000	—	—	—	—

(1)	Mr. Brown ceased to be a director of the Company effective as of May 18, 2016.

Restricted Stock Units

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Company RSU Award will be accelerated in full (which, in the case of a Company RSU Award that vests in whole or in part on the basis of achievement of performance goals, shall be determined as if performance were at 100% of targeted performance) and each Company RSU Award will be canceled and converted into the right to receive an amount in cash, if any, without interest and less any required withholding taxes, equal to the product obtained by multiplying (i) the Offer Price, and (ii) the number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time.

The table below sets forth information regarding the Company RSU Awards held by each of the Company’s executive officers and directors as of June 28, 2016 (and, with respect to Company RSU Awards that vest in whole or in part on the basis of achievement of performance goals, the number of Company RSUs that would vest at 100% of targeted performance is reflected).

Name	Number of Company RSUs Held	Value of Company RSUs
Executive Officers
S. Hoby Darling	98,953	$568,980
Jason Hodell	151,518	$871,229
Sam Paschel, Jr.	55,185	$317,314
David Raffone	57,644	$331,453
Patrick Grosso	20,196	$116,127
Non-Employee Directors
Rick Alden	22,727	$130,680
Jay Brown(1)	—	—
Doug Collier	22,727	$130,680
Jeff Kearl	22,727	$130,680
Scott Olivet	33,380	$191,935
Heidi O’Neill	32,315	$185,811
Greg Warnock	33,806	$194,385

(1)	Mr. Brown ceased to be a director of the Company effective as of May 18, 2016.

Continuing Employees

The Merger Agreement provides that for a period of 12 months following the Effective Time, each employee of the Company and any of its subsidiaries who, as of the Closing, continues to be employed with the Company or any of its subsidiaries (each, a “Continuing Employee”), will receive (i) a base salary or wage rate, as applicable, and annual bonus opportunity, in each case, that is not less favorable than the base salary or wage rate (as applicable) and annual bonus opportunity that were provided to such Continuing Employee immediately prior to the Effective Time and (ii) other compensation and benefits (including severance, benefits and the cash value of any equity-based compensation) but excluding any equity-based compensation (other than the cash value of any equity-based compensation) and benefits provided pursuant to any defined benefit pension plans, that are, taken as a whole, at least as favorable in the aggregate as the other compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time. The Merger Agreement further provides that from and after the Closing, Parent will provide, or will cause the Surviving Corporation or any of their subsidiaries to provide, each Continuing Employee with full credit for all service with the Company and its subsidiaries prior to the Effective Time for all purposes, including eligibility to participate, vesting and entitlement to benefits where length of service is relevant, under any employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by Parent or any of its subsidiaries to the same extent recognized by the Company or any of its subsidiaries under the Plans (as defined in the Merger Agreement). Service need not be credited to the extent that (i) it would result in duplication of coverage or benefits, (ii) it was not recognized under the corresponding Plan (as defined in the Merger Agreement) or (iii) to the extent it is prohibited by applicable law.

The Merger Agreement further provides that Parent will ensure or will cause the Surviving Corporation and its subsidiaries to ensure that (i) each Continuing Employee is immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by Parent, the Surviving Corporation and its subsidiaries in which the Continuing Employees participate to the extent coverage under any such plan replaces coverage under a comparable Plan (as defined in the Merger Agreement) in which such Continuing Employee participates immediately before the Effective Time, (ii) for purposes of each plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, (A) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such plan to be waived for such Continuing Employee and his or her covered dependents, and (B) provide full credit for any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year ending on the date such employee’s participation in the corresponding new plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan, and (iii) credit the accounts of such Continuing Employees under any new plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable plan; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits or to the extent it is prohibited by applicable law.

Other Compensatory Arrangements with Executive Officers and Directors

On June 23, 2016, the Company entered into amended and restated employment agreements (the “Amended and Restated Employment Agreements”) with each of the Company’s executive officers. The Amended and Restated Employment Agreements supersede the named executive officers’ previous employment agreements.

S. Hoby Darling

Mr. Darling’s Amended and Restated Employment Agreement provides that Mr. Darling will serve as the Company’s CEO and that the Company will nominate him to serve as a director. Mr. Darling’s annual base salary is set at a minimum of $450,000 and he is eligible to participate in the Company’s annual bonus program, with a target bonus opportunity of 100% of his base salary and a maximum bonus opportunity of 150% of his base salary. Mr. Darling is eligible to participate in the Company’s 401(k) plan, health plans and other benefits on the same terms as all other Company employees.

Other Currently Serving Executive Officers

The Amended and Restated Employment Agreements provide minimum base salaries of $309,200 (in the case of Messrs. Hodell and Paschel) and $242,300 (in the case of Messrs. Raffone and Grosso), a target bonus opportunity of 50% of base salary and a maximum bonus opportunity of 100% of base salary. Each of Messrs. Hodell, Paschel, Raffone and Grosso is eligible to receive a discretionary annual equity award with an aggregate target Black-Scholes value equal to $400,000 (for Mr. Hodell), $300,000 (for Mr. Paschel) or $150,000 (for Messrs. Raffone and Grosso). These executive officers are also eligible to participate in the Company’s 401(k) plan, health plans and other benefits on the same terms as all other Company employees.

Potential Payments Upon Termination, Including in Connection with a Change in Control

The Amended and Restated Employment Agreements provide that in the event of (i) a termination of employment by the Company without cause (as defined in the Amended and Restated Employment Agreements), (ii) a termination by the executive for good reason (as defined in the Amended and Restated Employment Agreements) or (iii) death or disability, the executive will be entitled to:

•	a cash lump sum payment equal to executive’s then-current annual base salary (for Mr. Darling) or six months of annual base salary (for Messrs. Hodell, Paschel, Raffone and Grosso), which payment will be made on the 60th day following the date of termination;

•	a cash lump sum payment equal to the executive’s annual target bonus for the year in which the termination occurs, which payment will be made on the 60th day following the date of termination;

•	payment of health insurance premiums for COBRA coverage for a period of up to 18 months; and

•	accelerated vesting of all outstanding equity awards, except for Mr. Grosso’s August 6, 2013 equity award grant.

If the Company terminates the executive’s employment without cause or the executive terminates his employment for good reason, in either case, on or within 18 months following a change in control, executive will be entitled to:

•	a cash lump sum payment equal to the sum of the executive’s then-current annual base salary for the year in which the termination occurs, multiplied by 2.5 (for Mr. Darling), 2.0 (for Messrs. Hodell and Grosso) or 1.5 (for Messrs. Raffone and Paschel), which payment will be made on the 60th day following the date of termination;

•	a cash lump sum payment equal to the executive’s annual target bonus for the year in which the termination occurs, multiplied by 2.5 (for Mr. Darling), 2.0 (for Messrs. Hodell and Grosso) or 1.5 (for Messrs. Raffone and Paschel), which payment will be made on the 60th day following the date of termination;

•	a pro-rata portion of the executive’s annual bonus based on the executive’s service during the year of termination, which payment will be made on the date on which annual bonuses are paid to the Company’s senior executives generally for the applicable year;

•	payment of health insurance premiums for continued healthcare coverage for a period of up to 30 months (for Mr. Darling), 24 months (for Messrs. Hodell and Grosso) or 18 months (for Messrs. Raffone and Paschel);

•	accelerated vesting of all outstanding equity awards; and

•	reimbursement of up to $25,000 for outplacement services.

The Amended and Restated Employment Agreements do not provide for any type of tax “gross up” or similar reimbursement obligation by the Company in respect of “golden parachute” or any other taxes to which any of the executive officers may become subject. The Amended and Restated Employment Agreements contain confidentiality provisions and require the timely execution and non-revocation of a release of claims against the Company in exchange for severance benefits.

Definitions

The following terms have the following meanings under the Amended and Restated Employment Agreements:

“Good reason” means the occurrence of any one or more of the following events without the executive’s prior written consent, unless the Company fully corrects the circumstances constituting good reason:

•	a material diminution in the executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by the Company promptly after receipt of notice thereof given by the executive;

•	the Company’s material reduction of the executive’s base salary, as the same may be increased from time to time;

•	a material change in the geographic location of the Company’s principal office which shall, in any event, include only a relocation of the principal office by more than 50 miles from its existing location; or

•	the Company’s material breach of the Amended and Restated Employment Agreements.

In addition, Mr. Grosso’s agreement provides that “good reason” includes if Mr. Darling ceases to serve as the Company’s CEO, which was negotiated at the time of his hiring and to induce him to relocate given the Company’s turnaround circumstances. The Amended and Restated Employment Agreements for

Messrs. Darling, Hodell and Grosso also clarify that the executive ceasing to serve in his current position in a public company following the occurrence of a “change in control” will be deemed to constitute “good reason.”

“Cause” generally means the occurrence of any one or more of the following events unless cured:

•	willful and continued failure by the executive to substantially perform his reasonably assigned duties with the Company;

•	engaging in illegal conduct which is materially and demonstrably injurious to the Company;

•	engaging in fraudulent conduct, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction;

•	conviction of a felony, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction;

•	gross negligence in the performance of the executive’s duties or responsibilities; or

•	significant violation of the Company’s material, written policies and procedures.

The foregoing descriptions of the Amended and Restated Employment Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, including any forms or amendments thereto, filed as Exhibits (e)(15) through (e)(19) to this Schedule 14D-9 and are incorporated herein by reference.

Please also see the description of certain severance payments and benefits below in Item 8 under the heading “Additional Information—Named Executive Officer Golden Parachute Compensation.”

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation, by a provision of its certificate of incorporation, to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its Amended and Restated Certificate of Incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in (i) any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful or (ii) any action or suit by or in the right of the Company, unless otherwise provided by an appropriate court, only as to claims, issues or matters as to which such person is not ultimately adjudged to be liable to the Company. The Company has included in the Charter and its bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to current and former directors and officers to the fullest extent permitted by the DGCL, as it presently exists or may in the future be amended, and to the extent authorized by the Charter and the Bylaws. The Company has also included in the Bylaws a provision that permits the Company, at the discretion of the Company Board, to provide the foregoing indemnification to non-officer employees to the fullest extent permitted by the DGCL, as it presently exists or may in the future be amended. In addition, pursuant to the Charter and the Bylaws, the Company is required to advance expenses incurred by any director or officer in connection with any such proceeding upon receipt of a written request and an undertaking by such director or officer to repay the amount so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company for such expenses.

Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (the “Indemnification Agreements”) with each of its directors and certain of its officers that provide greater protection than that which is provided by the Charter and the Bylaws. The Indemnification Agreements provide, among other things, that the Company will indemnify the director or officer (the “Indemnitee”) to the fullest extent permitted by law (subject to certain exceptions and exclusions) if the Indemnitee is or was a party to or is threatened to be made a party to any proceeding by reason of the fact that Indemnitee is or was a director, officer, or employee of the Company or a subsidiary of the Company or other person authorized by the Company to act for the Company, including persons serving in such capacity as a director, officer, employee, fiduciary or other official of another corporation, partnership, joint venture, trust or other enterprise at the request of, for the convenience of, or to represent the interest of the Company or a subsidiary of the Company, in each case whether or not such proceeding is an action by or in the right of the Company, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee if the Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation.

In addition, and subject to certain limitations, the Indemnification Agreements provide for the advancement of expenses incurred by an Indemnitee in connection with any proceeding, and reimbursement to the Company of the amounts advanced to the extent that it is ultimately determined that the Indemnitee is not entitled to be indemnified by the Company. The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled pursuant to the Charter or Bylaws.

The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

The Merger Agreement provides for certain exculpation, indemnification, expense advancement and insurance rights in favor of the Company’s current and former directors or officers (the “indemnified persons”). Specifically, all rights to exculpation, indemnification, advance and reimbursement of expenses provided to the indemnified persons, under the Company’s Charter, Bylaws or indemnification agreements, with respect to acts or omissions arising directly or indirectly from such indemnified person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), or any of the transactions contemplated by the Merger Agreement, will continue in full force and effect for six years following the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries as of the Effective Time shall (and Parent shall cause the Surviving Corporation and its subsidiaries as of the Effective Time to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries, as of the initial acceptance by Purchaser of Company Shares pursuant to the Offer, to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law or as otherwise provided in the Merger Agreement.

For a period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain directors’ and officers’ liability insurance with respect to acts or omissions occurring at or prior to the Effective Time covering each person covered by the Company’s existing directors’ and officers’ liability insurance, on terms with respect to coverage and amounts that are no less favorable than those of the policy currently maintained by the Company. However, Parent and the Surviving Corporation are not required after the Effective Time to pay annual premiums in excess of 300% of the last annual premium for the Company’s existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

The Company is permitted to purchase, prior to the Effective Time, a six-year prepaid “tail” policy on its current directors’ and officers’ liability insurance. If such a “tail” policy is obtained, the Surviving Corporation will maintain the “tail” policy in full force and effect and continue to honor its obligations thereunder, and will have no further obligations with respect to directors’ and officers’ liability insurance for so long as such “tail” policy is maintained in full force and effect.

If, following the Effective Time, Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving corporation or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on June 23, 2016, the Company Board (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and approved the Offer, the Merger, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the joint press release issued by Parent and the Company on June 24, 2016, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and management have continually evaluated the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board has periodically considered various strategic alternatives in an effort to enhance value to the Company’s stockholders. To that end, over the last few years, the Company Board has worked with the Company’s financial advisor, Peter J. Solomon Securities Company, LLC (“PJSC”), to assess potential strategic alternatives available to the Company, including at times exploring a potential sale of the Company, to enhance value to the Company’s stockholders, including having discussions and exchanging information with several third parties from time to time.

On February 10, 2016, as part of the Company Board’s evaluation of its performance and its ongoing process to consider potential strategic alternatives, the Company Board met in person and by telephone with PJSC, management, and its legal advisor, Latham & Watkins LLP (“Latham”). Prior to engaging in discussions regarding the Company’s potential exploration of strategic alternatives, the Company Board provided the members of the Company Board the opportunity to recuse themselves if they were potentially interested in participating as a bidder in any strategic alternatives being explored by the Company. Rick Alden, a Company Board member and founder of the Company, expressed his interest in potentially participating as a bidder in a strategic transaction involving the Company. Mr. Alden then recused himself from the meeting, and acknowledged that he would no longer receive any materials or be involved in the discussions of the Company Board related to the evaluation and consideration of potential strategic alternatives. No other Company Board members expressed any interest in potentially participating as a bidder in the Company’s exploration of potential strategic alternatives at that time.

After Mr. Alden’s recusal, representatives of PJSC presented, at the request of the Company Board, results of PJSC’s preliminary financial analysis of the Company’s historical and potential future operating performance and plans, as prepared by management, and various potential strategic alternatives available to the Company. The presentation included a preliminary financial analysis of forecasts for continuing operations as an independent company, as prepared by management, including uncertainties around the Company’s outlook and the retail markets in general. The presentation also included a preliminary financial analysis of other potential strategic alternatives, including opportunities to further reduce costs, restructure the business, or sell some or all of the Company. Following PJSC’s presentation, the Company Board began a detailed discussion of potential strategic alternatives with management and representatives of PJSC and Latham. As part of that discussion, the Company Board, management and its representatives discussed the merits of exploring potential strategic alternatives, possible procedures and whether the Company should conduct a broad or more targeted outreach to third parties in connection with the exploration of a potential strategic transaction. As part of its discussion, the Company Board discussed the advantages of conducting a broad outreach process, including, among others, the potential to assist the Company Board to obtain a potentially higher value transaction and negotiate more favorable terms if the Company chose to engage in a strategic transaction. The Company Board also considered the material disadvantages of conducting a broad outreach process to explore a strategic transaction as compared to a more targeted outreach process, including, among others, increased risk of leaks that could harm the competitive position of the Company, potential to turn away potential bidders, additional work force disruption that could negatively impact sales and progress on other key operating performance metrics and delay the ultimate timing of, and thereby increase the execution risks of, a potential strategic transaction. The Company Board also concluded that, based on the advice of PJSC and the Company Board’s prior experiences with third parties approaching the Company related to exploring potential strategic alternatives, they could compile a targeted list of select parties likely to have both the interest and ability to move on a timely basis to evaluate and potentially enter into strategic transaction with the Company for a price that should result in a better outcome for the Company’s stockholders than remaining an independent company, while minimizing the disadvantages of exploring a potential strategic transaction by going to a broad group of potential bidders and maintaining the option to broaden the list of potential bidders later in the process. At the conclusion of the discussion, the Company Board determined that a more targeted outreach involving multiple strategically selected potential bidders would be in the best interests of the Company and its stockholders in connection with the Company’s exploration of a potential strategic transaction. The Company Board discussed with management and representatives of PJSC a list of potential parties to be contacted as part of the initial outreach. After further discussions, the Company Board authorized and directed PJSC and management to contact four potential strategic parties and three private equity firms, which included Mr. Alden, Party A, Party B, Party C, Party D, Party F and Party G (the “Initial Bidders”), to gauge interest in exploring a potential strategic transaction with the Company after the Company announced its earnings for the fourth quarter and fiscal year of 2015. The Company Board also assessed other potential strategic parties and private equity firms that management and PJSC could consider contacting if the Company Board decided to expand its outreach beyond the Initial Bidders.

Commencing later that day, at the request and direction of the Company Board, representatives of PJSC and management contacted each of the Initial Bidders to gauge interest in a potential strategic transaction with the Company. Representatives of PJSC and management indicated to each Initial Bidder that the Company would generally be available for in-person meetings and discussions starting in early March 2016, after its year-end earnings announcement. On February 10, 2016, the closing price of the Company’s Common Stock was $3.20 per share.

On February 10, 2016, S. Hoby Darling, the Company’s Chief Executive Officer, contacted Mr. Alden by telephone to discuss Mr. Alden’s potential interest in exploring a potential strategic transaction with the Company. Mr. Alden confirmed his interest in doing so.

Also on February 10, 2016, Mr. Darling contacted Party A, a private equity firm, by telephone to discuss its potential interest in exploring a potential strategic transaction with the Company. Party A also expressed interest in exploring further a potential strategic transaction involving the Company.

On February 11, 2016, Mr. Darling contacted Party B, a strategic party, to discuss its potential interest in exploring a potential strategic transaction involving the Company, and Party B expressed interest in meeting with management to further discuss such a potential strategic transaction involving the Company. On that same day, following initial contact from Mr. Darling, Party C, a strategic party, and Party D, a private equity firm, each also expressed interest in further exploring a potential strategic transaction involving the Company.

In February, management also received an unsolicited expression of interest from representatives of Party E, a private equity firm, regarding a potential strategic transaction involving the Company. At the direction of the Company Board, representatives of PJSC informed Party E that the Company had already begun exploring a potential strategic transaction with other parties, and invited Party E to participate in further discussions with the Company regarding Party E’s interest. Representatives of Party E confirmed that they would be interested in further exploring a potential strategic transaction involving the Company.

On February 16, 2016, Andy Fathollahi, the Chief Executive Officer of Parent, informally met with Mr. Darling in Park City, Utah after an introduction by a mutual business acquaintance and engaged in informal discussions about their respective businesses, but did not discuss the Company’s exploration of potential strategic alternatives.

On February 19, 2016, at the direction of the Company Board, representatives of PJSC contacted Party F, a private equity firm, which also expressed interest in participating in the Company’s process for exploring potential strategic transaction involving the Company.

On March 2, 2016, the Company announced its earnings for the fourth quarter and fiscal year of 2015. On that same day, the closing price of the Company’s Common Stock was $3.58 per share.

On March 3, 2016, representatives of PJSC sent a form of nondisclosure and standstill agreement to each of the potentially interested parties (other than Party A, which had previously entered into a nondisclosure and standstill agreement with the Company in connection with previous discussions with the Company). The standstill provisions in the form agreement prohibited the parties from making unsolicited offers to purchase the Company, in order to allow the Company and its advisors to control its exploration of the potential strategic transaction and potentially maximize the initial offers made by the interested parties (which standstills would terminate if the Company engaged in certain strategic transactions). Beginning on March 3, 2016, each of Parties B through F began negotiating the form of nondisclosure and standstill agreement with the Company. In early March 2016, the Company also began preparing and populating a virtual data room, in preparation to share additional confidential information about the Company with the potential bidders that signed a nondisclosure agreement.

On March 14, 2016, Party D entered into a nondisclosure agreement with the Company, which contained standstill provisions substantially identical to those of the other potentially interested parties.

Beginning mid-March 2016, representatives of PJSC began distributing copies of a confidential presentation about the Company to each of the interested parties once such party signed a nondisclosure agreement. From that same period and through May 9, 2016, the Company’s management and its advisors held in-person meetings and follow-up conversations by telephone with the interested parties to facilitate their due diligence efforts and address any questions the parties may have regarding the Company. PJSC and the Company also began providing to the interested parties that signed nondisclosure agreements certain non-public information requested by them to help them better evaluate the Company in connection with a potential strategic transaction.

On March 16, 2016, Mr. Darling and Doug Collier, Chairman of the Company Board, received from Parent an unsolicited, written nonbinding indication of interest to purchase all of the Company’s outstanding shares of Common Stock, in all cash, at a price per share of $5.50. Parent indicated that it could not finance its offer without external capital, but that its existing capital providers indicated their support of the transaction, and Parent would not require a financing contingency. Parent requested exclusivity through June 30, 2016. Mr. Darling informed Mr. Fathollahi that the Company was in the early stages of exploring a potential strategic transaction, and invited Parent to participate in further discussions related thereto. Mr. Fathollahi confirmed that Parent would be interested in participating in exploring such a potential strategic transaction, and representatives of PJSC sent to Parent a draft of the form of nondisclosure and standstill agreement.

On March 16, 2016, the closing price of the Company’s Common Stock was $3.96 per share.

On March 17, 2016, March 30, 2016 and March 31, 2016, each of Party C, Party E and Party F entered into a nondisclosure agreement with the Company, respectively, each of which contained standstill provisions substantially identical to those of the other interested parties.

On March 31, 2016, the Company also approached Party G, a strategic party, to determine whether Party G would be interested in exploring a strategic transaction with the Company. Party G responded that same day that it would review the potential opportunity internally, and would respond to the Company once it was able to evaluate.

That same day, Party B informed Mr. Darling that Party B was primarily interested in the Company’s Astro Gaming product lines, and suggested that it might be interested in acquiring that part of the Company’s business exclusively, or partnering with other parties to bid on the entire Company.

On April 4, 2016, Mr. Alden indicated to representatives of PJSC that he did not intend to enter into a nondisclosure agreement or standstill agreement at this time. PJSC communicated to Mr. Alden and his advisors that his refusal to enter into a nondisclosure agreement would prevent the Company from sharing with him or his advisors non-public information about the Company, which would be provided to the other potential bidders that signed nondisclosure agreements, which may disadvantage Mr. Alden relative to other potential bidders, notwithstanding his historical access to Company information as a member of the Company Board.

In early April 2016, at the direction of the Company, representatives of PJSC sent a bid procedures letter to each of the potential bidders that had expressed interest in exploring further a potential strategic transaction involving the Company. The letter requested the submission of nonbinding indications of interest by May 10, 2016. The Company also authorized Latham to begin preparing a draft of a merger agreement to provide to each of the potential bidders.

On April 6, 2016 and April 18, 2016, respectively, Parent and Party B entered into a nondisclosure agreement with the Company, each of which contained standstill provisions substantially identical to those of the other parties then party to a nondisclosure agreement with the Company.

On April 8, 2016, Jeff Kearl, a member of the Company Board, inquired about potentially participating in a potential bid with Mr. Alden in connection with the Company’s potential strategic transaction. Based on his inquiry, Mr. Kearl informed the Company Board that he would recuse himself from future Company Board meetings in connection with the Company’s exploration of a strategic transaction.

Between April 8, 2016 and April 19, 2016, Mr. Collier, management and representatives of Latham and PJSC held numerous discussions regarding Mr. Kearl’s potential participation in the Company’s exploration of a potential strategic transaction.

On April 19, 2016, the Company Board, other than Mr. Alden and Mr. Kearl, met with management and representatives of PJSC and Latham to discuss Mr. Kearl’s potential involvement as a potential bidder in the Company’s exploration of a potential strategic transaction, including the procedures the Company Board should take to ensure independence, impartiality in the process, and increased competitiveness in potential price and process. The Company Board determined that Mr. Kearl could consider participating in a potential bid with Mr. Alden in connection with the Company’s exploration of a potential strategic transaction, subject to certain conditions communicated to Mr. Kearl to help ensure a fair and transparent process for all potential bidders, including recusal from all related Company Board communications and signing a nondisclosure agreement before sharing any further nonpublic information.

On April 21, 2016, Party E informed representatives of PJSC that it would only be interested in acquiring the Company’s low-price product lines, and would not be interested in submitting an indication of interest in connection with the potential strategic transaction involving the Company as a whole. Similarly, on April 22, 2016, Party G communicated to the Company that it was not interested in submitting an indication of interest in connection with the potential strategic transaction involving the Company.

On April 25, 2016, Greg Warnock, a member of the Company Board, informed the Company that he had been approached by Mr. Alden to participate in a potential bid with Mr. Alden in connection with the Company’s potential strategic transaction. Mr. Warnock was uncertain as to whether he would be interested in participating, but he informed the Company Board that he would recuse himself from future Company Board meetings in connection with the Company’s exploration of a strategic transaction.

On April 30, 2016, the virtual data room was made available to all potential bidders that remained involved in the exploration of a potential strategic transaction involving the Company and had signed a nondisclosure agreement to provide them confidential information about the Company and allow them to conduct further due diligence.

Later that day, the Company Board, other than Messrs. Alden, Kearl and Warnock, met by telephone with management and representatives of PJSC, Latham and Richards, Layton & Finger, P.A., Delaware legal advisor to the Company (“Richards Layton”), to discuss the potential participation of Mr. Kearl and Mr. Warnock with Mr. Alden. The Company Board discussed with its representatives the strategic transaction process to date, including the potential participation of Messrs. Alden, Kearl and Warnock as potential bidders. In response to these discussions and on the advice of legal counsel, the Company Board established a special committee consisting of three independent members of the Company Board designated as the Strategic Transactions Committee (the “Strategic Transactions Committee”) to review any proposals received by the Company, manage the potential strategic process for the Company Board, and report to the independent members of the Company Board on the results of its deliberations. The Strategic Transactions Committee consisted of Mr. Collier, as Chairman, Heidi O’Neill and Scott Olivet, who were selected on the basis of their independence from the potential strategic process, finance and investment backgrounds and their relative availability to assume additional and potentially time-consuming responsibilities on behalf of the Company Board. The Company Board then discussed with Richards Layton and Latham the fiduciary duties of the members of the Company Board and the Strategic Transactions Committee, and the potential concerns related to the participation of another Company Board member in the potential strategic process, including the information about the process received by the Company Board members to date, the ability to maintain the impartiality of the Strategic Transactions Committee and the potential strategic process, and the ability to isolate participating Company Board members from future information related to the process. After extensive deliberations, the Strategic Transactions Committee determined that Mr. Kearl and Mr. Warnock could participate in the potential strategic process, subject to certain conditions to help ensure a fair and transparent process for all potential bidders, including recusal from all related Company Board communications and signing a nondisclosure agreement before any further nonpublic information regarding the Company would be shared.

On May 8, 2016, representatives of Latham contacted Mr. Alden’s advisors to remind them that Mr. Alden and any of his affiliates would need to execute a nondisclosure agreement before the Company could provide them with access to the virtual data room or any other confidential information about the Company.

On May 9, 2016, representatives of Party A and Party F indicated to representatives of PJSC that they would not be submitting indications of interest in connection with the potential strategic transaction.

Also on May 9, 2016, representatives of Mr. Alden indicated that they would be unable to submit an indication of interest by the May 10 deadline based on their progress to date, but hoped to be able to provide the Company with an indication of interest by the following week.

From mid-March 2016 through May 9, 2016, the Company’s management and its advisors continued to hold in-person meetings with the various potential bidders, address diligence-related questions regarding the Company from the potential bidders and provided supplemental diligence materials requested by the potential bidders.

On May 9 and 10, 2016, PJSC received written nonbinding indications of interest from the following parties, in each case, with the following terms:

•	Party D submitted a nonbinding indication of interest to purchase all of the Company’s outstanding shares of Common Stock, in all cash, at a price per share of $4.35. Party D indicated it did not expect to have a debt financing contingency, but did not provide further details on its plans to finance the proposed acquisition.

•	Party C submitted a nonbinding indication of interest to purchase all of the Company’s outstanding shares of Common Stock, in all stock, at a price equivalent per share of $4.45. Party C confirmed that it would require public stockholder approval for the proposed acquisition.

•	Party B submitted a nonbinding indication of interest to purchase all of the Company’s outstanding shares of Common Stock, in all cash, at a range of prices per share between $4.5571 and $5.3166, subject to further due diligence by Party B. Party B requested exclusivity through June 22, 2016, and suggested they would require 30 business days to complete its due diligence.

•	Parent submitted a nonbinding indication of interest to purchase all of the Company’s outstanding shares of Common Stock, in all cash, at a price per share of $5.50, which was substantively the same as the prior indication of interest submitted by Parent on March 16, 2016. Parent indicated that it could not finance its offer without external capital, but that its existing capital providers indicated their support of the transaction, and Parent would not require a financing contingency. Parent requested exclusivity through June 30, 2016.

On May 10, 2016, the closing price of the Company’s Common Stock was $3.75 per share.

On May 12, 2016, the Strategic Transactions Committee and management met by telephone with representatives of PJSC and Latham to discuss the terms and conditions of the indications of interest received on May 10, 2016, and the status of discussions with other parties that had not submitted an indication of interest, including Mr. Alden. The Strategic Transactions Committee, management and its advisors discussed each of the indications of interests as well as the Company’s future prospects as a stand-alone entity and other strategic alternatives available to the Company. In particular, the Strategic Transactions Committee discussed the merits of a potential all-cash sale relative to an all-stock sale, as proposed by Party C. The Strategic Transactions Committee noted that an all-cash sale of the Company would provide certainty of the value to the Company stockholders, and also avoid the potential delays and uncertainty related to requiring a vote from Party C’s stockholders. Based on these discussions, the Strategic Transactions Committee tentatively determined that an all-cash sale of the Company at a compelling price was preferable to an acquisition by Party C in an all-stock transaction.

In addition, the Strategic Transactions Committee discussed the relative prices set forth in each of the indications of interests, noting the potential for additional uncertainty of price related to those giving a price range rather than a fixed dollar amount. The Strategic Transactions Committee also noted that none of the current bidders expressly indicated that they would require a financing contingency, but discussed with its advisors the potential risks to deal certainty and delays inherent with any bidder that required debt or equity financing, even without an expressed contingency. The Strategic Transactions Committee also discussed the requests for exclusivity from certain of the bidders, and determined that none of the current proposals presented favorable enough terms for enhancing the value to the stockholders to justify granting exclusivity to any one party at this time.

The Strategic Transactions Committee also reviewed with its advisors the initial draft of the merger agreement prepared by representatives of Latham and senior management. Representatives of Latham discussed with the Strategic Transactions Committee the key features of the draft, including the representations and warranties, covenants, conditions to closing, termination rights, go-shop provisions and anti-trust obligations. The Strategic Transactions Committee focused on certain key terms, including the go-shop provisions, the termination fee, the anti-trust provisions and the conditions to closing, focusing on the effect of these terms on the certainty of closing a potential transaction and the effect on any potential competing proposal that could be received after signing a definitive merger agreement. The Strategic Transactions Committee instructed management and Latham to share the proposed draft with the bidders and begin negotiating with those bidders that were still exploring a potential strategic sale transaction involving the Company. Representatives of Latham again reviewed with the Strategic Transactions Committee key principles related to its fiduciary duties with respect to the potential sale of the Company. Representatives of PJSC and Latham reviewed with the Strategic Transactions Committee the proposed process moving forward, including an overview of what the next round of the bidding process would include, the status of the various parties’ due diligence efforts, and projected timelines for potentially identifying and signing a deal based on the current bidders.

At the conclusion of the May 12 meeting, the Strategic Transactions Committee directed its advisors to continue to explore a potential strategic transaction involving the Company with each of Party B, Party D and Parent and attempt to negotiate for a higher price from each of them, while also continuing to discuss and negotiate with Mr. Alden. The Strategic Transactions Committee also directed management and its advisors to inform Party C that, at its proposed price and consideration mix, the Company would not be interested in its proposal. The Strategic Transactions Committee and its advisors discussed potential timing for soliciting the next round of proposals, including the projected timelines that the bidders estimated were needed to complete due diligence and the uneven progress made by each party. The Strategic Transactions Committee instructed management and PJSC to urge all bidders to work towards finalizing a proposed transaction as soon as possible, but did not yet establish a date by which the next round of bids would be due.

On May 12, 2016, management and representatives of PJSC informed Party B, Party C, Party D, Parent and Mr. Alden of the Strategic Transactions Committee’s instructions, and requested that each bidder come back to the Company with their best offers, as well as comments to the proposed merger agreement, as soon as possible. Management and representatives of PJSC also encouraged each bidder to engage in further diligence in the Company’s virtual data room and to schedule further informational and diligence sessions with senior management of the Company to the extent needed to finalize their proposals.

On May 12, 2016, representatives of Party C informed representatives of PJSC that it would not be interested in increasing the purchase price in its indication of interest or submitting an all-cash offer at this time, and thus would not continue to pursue a strategic transaction with the Company.

From May 12, 2016 through June 23, 2016, the Company’s management and advisors continued to respond to due diligence requests, meet in person or by telephone with the various bidders, update the virtual data room based on requests from the bidders and address questions arising from each bidder’s internal procedures.

On May 13, 2016, the Company provided the draft of the merger agreement to the prospective bidders by posting it to the virtual data room.

On May 16, 2016, representatives of Party B confirmed with representatives of PJSC that it would be willing to move forward in the process without exclusivity. Party B also informed PJSC that it would begin reaching out to private equity sponsors to seek a potential partner to help Party B sell off the Company’s businesses, other than Astro Gaming, following its potential acquisition of the Company.

On May 17, 2016, Party D’s advisors indicated to representatives of PJSC that Party D would be unable to increase the price of its bid and would no longer be interested in exploring the potential acquisition of the Company.

On May 18, 2016, representatives of Latham received an initial mark-up of the draft of the merger agreement from Parent’s legal counsel, Rutan & Tucker, LLP (“Rutan”). Representatives of Latham reviewed this draft with Company management and PJSC, and prepared an issues list highlighting principal outstanding issues, including the removal of the go-shop provisions, certain fiduciary outs for the Company Board and certain carve-outs to the definition of “Company Material Adverse Effect,” the expansion of certain conditions to the Offer and the Merger and interim operating restrictions, the removal of the availability of expectation damages and a termination fee equal to 4.2% of the total transaction equity value. Management instructed Latham to negotiate for terms more closely aligned with the draft presented to the Strategic Transactions Committee, with an emphasis on such terms that would increase the Company’s ability to enter into potential superior proposals and exercise the Company Board’s fiduciary duties.

From May 20, 2016 through June 1, 2016, Party B requested various consents from the Company to approach private equity sponsors, and the Company negotiated joinders to Party B’s nondisclosure agreement in connection with those sponsors and, once executed, granted such sponsors access to the virtual data room.

On May 22, 2016, in order to facilitate the sharing of some of the Company’s potentially competitively sensitive information requested by bidders, the Company agreed to establish clean team procedures by which certain individuals within the bidders’ organization and their advisors would be granted access to certain restricted folders in the virtual data room. Representatives of Latham drafted a form clean team agreement, and representatives of PJSC sent the form to the bidders who had already signed a nondisclosure agreement for review and comment.

On May 24, 2016, Parent executed the clean team agreement in the form provided.

On May 24, 2016, a member of the Company’s senior management responsible for the Astro Gaming products and a representative of PJSC met in person with representatives of Party B to discuss various due diligence matters.

On June 1, 2016, representatives of Latham sent a revised draft of the merger agreement to Rutan on behalf of Parent, which incorporated the comments from the Company’s management.

As of early June 2016, Mr. Alden had not submitted an indication of interest to the Company. However, on June 3, 2016, representatives of Mr. Alden indicated that Mr. Alden intended to submit a nonbinding indication of interest by June 6, 2016, that the indication of interest contemplated participation by Ptarmagin, and that Mr. Alden was also considering partnerships with two to four individual private equity partners in connection with his proposal. Ptarmagin’s two members are trusts of which Mr. Alden and his children are beneficiaries, but the voting and dispositive power over Ptarmagin’s shares of Common Stock is held by a third-party manager. Mr. Alden’s representatives requested separate meetings with management for each of the potential equity partners. Representatives of PJSC indicated that, given management’s business schedule and the speed at which the process was moving, it would be difficult to facilitate individual meetings, but that management would be happy to accommodate a meeting with Mr. Alden and all potential partners that would like to participate. Mr. Alden’s representatives informed PJSC that they would discuss with Mr. Alden and schedule a management meeting as soon as possible.

Mr. Alden’s representatives also informed representatives of Latham that Mr. Alden, together with Ptarmagin and several other affiliated parties, intended to publicly file an amendment to Ptarmagin’s Schedule 13D, stating that Mr. Alden determined to explore potential transactions in which he may cause one of his affiliates to make an offer to purchase some or all of the shares of the Company’s Common Stock or otherwise pursue a “going private” transaction, and he proposed that Ptarmagin participate in any such offer. Representatives of Latham and PJSC discussed with management and the Strategic Transactions Committee the immediate and future impact such a filing would likely have on the Company’s stock price and process, given the fact that those statements would be publicly filed.

On June 5, 2016, the Company’s management team and representatives of PJSC met in person with Parent’s management and representatives in Park City, Utah to discuss various due diligence matters.

On June 6, 2016, representatives of Latham received a revised draft of the merger agreement from Rutan on behalf of Parent. Representatives of Latham reviewed this draft with Company management and PJSC, and prepared an issues list highlighting principal outstanding issues, which showed limited movement with respect to the removal of the go-shop provisions, certain fiduciary outs for the Company Board and certain carve-outs to the definition of “Company Material Adverse Effect,” the expansion of certain conditions to the Offer and the Merger and interim operating restrictions, and a termination fee equal to 3.9% of the transaction equity value. Management discussed the draft with representatives of Latham, and instructed Latham to continue to negotiate for terms more closely aligned with the draft presented to Strategic Transactions Committee. Between June 6, 2016 and June 15, 2016, representatives of Latham continued to negotiate the draft of the merger agreement and related documents with Parent and representatives of Rutan on behalf of Parent.

On June 7, 2016, after market hours, Mr. Alden, Ptarmagin, and certain affiliated entities filed an amendment to Ptarmagin’s Schedule 13D, indicating Mr. Alden’s intention to explore a potential sale transaction involving the Company. Following this filing, the Company became aware of speculation by certain media outlets that the Company was a potential takeover target and may be in discussions with Mr. Alden to effectuate a “go-private” transaction, and the Company received informal inquiries from third parties based on that market speculation.

Shortly thereafter, representatives of PJSC received a written nonbinding indication of interest from an entity formed and owned by Mr. Alden, SKDY, LLC (“SKDY”), which was not publicly filed. The indication of interest stated that Mr. Alden, through SKDY, would be willing to purchase all of the Company’s outstanding shares of Common Stock, in all cash, at a range of prices per share between $4.50 and $5.50, subject to further due diligence by SKDY, its affiliates and potential partners. Mr. Alden suggested that SKDY would require approximately 30 days from the date on which Mr. Alden and SKDY were to sign a nondisclosure agreement to complete its due diligence and to finalize a definitive agreement. Representatives of Mr. Alden also indicated that SKDY anticipated using a combination of debt and equity financing (including the shares held by Mr. Alden and Ptarmagin) to consummate the potential strategic transaction, but did not identify which partner or partners Mr. Alden intended to have participate therein.

That night, Mr. Darling received a communication from Mr. Fathollahi, expressing concern after learning that Mr. Alden was involved in the strategic process. Mr. Fathollahi expressed his concerns that Mr. Alden’s relationship with the Company might impact Parent’s treatment in the strategic process and the timing of the process, and Parent was reluctant to expend significant resources if Parent would ultimately only serve as a market check for Mr. Alden. Mr. Darling assured Mr. Fathollahi that, while he was not on the Strategic Transactions Committee, the Company’s strategic process had been impartial to the best of his knowledge, and that he believed the Strategic Transactions Committee would recommend to the Company Board to enter into an agreement if it was in the best interests of the Company’s stockholders, regardless of the identity of the bidder. Mr. Fathollahi indicated that Parent did not want to delay the process, and intended to continue to move forward as quickly as possible.

On June 8, 2016, the closing price of the Common Stock was $4.56 per share, compared to a closing price on the previous trading day of $3.93 per share, an increase of approximately 16%.

On June 8, 2016, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to discuss the status of negotiations with the current bidders. Representatives of Latham reviewed with the Strategic Transactions Committee its fiduciary duties, and representatives of PJSC reviewed the current proposals, including the most recent proposal from Mr. Alden, and the status of each bidder with respect to their respective due diligence processes and progress towards negotiating a definitive merger agreement. Representatives of PJSC noted that Parent was meaningfully ahead of Party B and Mr. Alden in terms of due diligence and was the only party to have begun negotiating a definitive merger agreement. Management and representatives of PJSC and Latham further noted that Mr. Alden’s proposal had still not identified a partner, and only the highest end of its price range was competitive with Parent’s current bid. In addition, representatives of Latham confirmed that Mr. Alden and SKDY still had not signed or begun negotiating a nondisclosure and standstill agreement, and Mr. Alden’s proposal suggested that they would need an additional 30 days from the date that the nondisclosure and standstill agreement was executed to potentially complete any strategic sale transaction. Management also informed the Strategic Transactions Committee of Mr. Darling’s discussion with Mr. Fathollahi from the previous day, including the potential risk of Parent withdrawing its interest if the process were to be significantly delayed.

The Strategic Transactions Committee discussed with management and representatives of PJSC and Latham the benefits and risks involved in delaying the process to allow Party B and Mr. Alden to catch up to Parent, including, among others, the potential for increased competition on price and other terms, the increased risk of further leaks that could harm the competitive position of the Company, the potential for Parent or others to withdraw their interest, and the additional work force disruption which could negatively impact sales and progress on other key operating performance metrics. The Strategic Transactions Committee noted that both Party B and Mr. Alden had already been aware of this process for nearly four months, received numerous communications from PJSC informing them that they were falling behind and had no less time than Parent to move their bid process forward, and there would be no guarantees that the additional time would result in a proposal better than that of Parent. The Strategic Transactions Committee further noted that the proposals from both Party B and Mr. Alden were based on price ranges, and only the highest ends of both ranges were competitive with Parent’s proposed purchase price, and there would be no assurances that either bidder would ultimately offer at the top end of their respective ranges. The Strategic Transactions Committee similarly noted that neither Party B nor Mr. Alden had yet provided comments to the draft merger agreement, and thus it was unclear whether or not the terms of such an offer would be in the best interests of the Company and its stockholders.

At the conclusion of the June 8 meeting of the Strategic Transactions Committee, the Strategic Transactions Committee directed its advisors to proceed to the next round of bidding with each of Party B, Parent and Mr. Alden and attempt to negotiate for a higher price from each of them, and, with respect to Parent, for more favorable terms in the merger agreement. The Strategic Transactions Committee also directed its advisors to encourage Party B and Mr. Alden to provide comments to the draft merger agreement, so that the Strategic Transactions Committee can better evaluate the terms of their respective proposals.

Later on June 8, 2016, representatives of Mr. Alden provided to representatives of Latham an initial mark-up of the nondisclosure agreement, in which, among other things, Mr. Alden had rejected the inclusion of a standstill provision and suggested he was unwilling to sign the nondisclosure agreement in his individual capacity. From June 8, 2016 through June 13, 2016, representatives of Latham and representatives of Mr. Alden negotiated Mr. Alden’s nondisclosure agreement.

Also on June 8, 2016, Party B executed the clean team agreement substantively in the form provided.

On June 9, 2016, representatives of PJSC attended a teleconference meeting with one of Party B’s sponsors to address certain due diligence matters.

On June 13, 2016, Mr. Alden and SKDY executed a nondisclosure agreement, which named both of them as parties to the nondisclosure agreement and included a standstill provision substantially identical to those in the nondisclosure agreements signed by other parties. On June 14, 2016, Mr. Alden and his advisors were granted access to the virtual data room, and from June 14, 2016 through June 20, 2016, representatives of PJSC provided responses to Mr. Alden and his advisors with respect to follow-up due diligence requests.

On June 14, 2016, Mr. Alden and Ptarmagin filed an amendment to their Schedule 13D to file a copy of the nondisclosure agreement. On June 14, 2016, the closing price of the Company’s Common Stock was $4.58 per share.

Also on June 14, 2016, members of management, including Mr. Darling, met with members of Parent’s management team and their financial advisors to discuss remaining due diligence and operational questions.

On June 15, 2016, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to review the status of negotiations and discussions with the current bidders. Representatives of Latham reviewed with the Strategic Transactions Committee its fiduciary duties, and representatives of Latham and PJSC reviewed the current status of each bidder with respect to their due diligence processes and progress towards negotiating a definitive merger agreement. Mr. Darling and PJSC reported to the Strategic Transactions Committee on the meeting with Parent on the previous day, confirming that it was very productive. Representatives of Latham also provided an update on the latest draft of the definitive merger agreement from Parent, and informed the Strategic Transaction Committee that the only key open items related to the go-shop provision, the termination fee, and the unwillingness to make available to the Company or its stockholders expectation damages. Representatives of Latham also informed the Strategic Transactions Committee that they had not received copies of the debt commitment papers from Parent, but they expected to receive them within the next week. Representatives of PJSC and Latham confirmed that Mr. Alden and SKDY had executed a nondisclosure agreement, but neither Mr. Alden nor Party B had indicated when or if the Company should expect an initial mark-up of the draft merger agreement.

The Strategic Transactions Committee and its advisors discussed potential timing for soliciting the next round of bids, and the Strategic Transactions Committee directed PJSC to instruct the bidders that their best and final bids will be due on June 21, 2016.

Following the meeting, representatives of Latham sent a revised draft of the merger agreement to Parent.

On June 16, 2016, Mr. Alden called representatives of PJSC to discuss the strategic process to date. PJSC reiterated that the Company had run, and would continue to run, an impartial process, and that the Company would only enter into a definitive agreement if it is in the best interests of the Company’s stockholders.

On June 16, 2016, representatives of Party B called representatives of PJSC to indicate that they have received bids from sponsors in connection with their proposal, but none of them were strong enough to allow Party B to bid on the Company’s entire business.

On June 17, 2016, at the request of Party B and after discussions with the Strategic Transactions Committee, management and representatives of Latham, representatives of PJSC facilitated an introduction between Mr. Alden and Party B to allow discussions regarding a potential partnership between the parties and to elicit a potentially stronger bid.

On June 20, 2016, representatives of Parent provided to the Company drafts of their substantially final debt commitment papers from Monroe Capital, LLC and Wells Fargo Bank, N.A.

On June 21, 2016, Mr. Alden delivered a letter to representatives of PJSC stating that he was not prepared to submit a bid at this time. He indicated that he was frustrated with the speed at which the process had moved forward, although he acknowledged that the Company and its advisors instructed him to move as quickly as possible. He indicated that he remained interested in pursuing a potential transaction with the Company. The letter did not contain any further indication of a price that Mr. Alden might be willing to offer.

Later that day, Party B delivered a nonbinding indication of interest to representatives of PJSC to purchase all of the Company’s outstanding shares of Common Stock, in all cash, at a range of prices per share between $4.80 and $5.20, subject to further due diligence by Party B. The top range of this indication of interest was approximately $0.11 less than Party B’s previous indication of interest. Party B indicated that it would require 20 additional business days to complete its due diligence. The indication of interest stated that Party B would pay with cash on hand, and would not require outside financing. Party B did not provide a mark-up of the draft merger agreement.

That same evening, Parent delivered a nonbinding indication of interest to representatives of PJSC to purchase all of the Company’s outstanding shares of Common Stock, in all cash, at a price per share of $5.55. Parent confirmed its due diligence was complete and provided executed copies of its debt commitment letters. Parent also provided a revised draft of the proposed merger agreement, which proposed a termination fee of 3.2%, removed the go-shop provisions, and excluded the Company and its stockholders from being able to recover expectation damages. Parent indicated that it was prepared to sign the merger agreement that same day, and stated that the offer would expire at 5:00 p.m. Eastern Time on June 23, 2016. On June 21, 2016, the closing price of the Company’s Common Stock was $4.52 per share.

Later that same evening, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to review the current proposals and status of the latest round of bids received by the Company. Representatives of Latham again reviewed with the Strategic Transactions Committee its fiduciary duties. Representatives of PJSC communicated to the Strategic Transactions Committee that Mr. Alden was not able to submit a bid at this time, and summarized the contents of his letter. Representatives of PJSC also summarized Party B’s indication of interest, including the reduction in the high-end of its price range, and Party B’s request for an additional 20 business days to complete diligence. Lastly, representatives of PJSC and Latham provided an update on the latest bid and draft of the merger agreement from Parent. Latham informed the Strategic Transactions Committee that certain key items remained open, including those related to the go-shop provisions, the termination fee and the unwillingness to make available to the Company or its stockholders expectation damages in the event of a breach.

The Strategic Transactions Committee, management and its advisors discussed these events, including Mr. Alden’s inability to prepare an offer, the reduction in the purchase price range for Party B, Parent’s incremental increase in price, and unwillingness of Parent to provide certain deal terms, such as the go-shop provisions, lower termination fee, or expectation damages, as well as the potential risk of losing the interest of Parent if the process was extended. Management, representatives of PJSC and the Strategic Transactions Committee reviewed the debt commitment papers and financial information provided by Parent and determined that there was some room to continue to seek a higher price. The Strategic Transactions Committee instructed management and PJSC to negotiate with Parent for better deal terms and a higher price, and to negotiate with Party B for a higher price.

On the morning of June 22, 2016, representatives of PJSC informed Parent that the Company would be unwilling to enter into a potential strategic transaction with Parent without additional deal terms, including the go-shop provision, and without a higher price.

That same morning, representatives of PJSC separately informed Party B that it would need to present a significantly higher purchase price per share to cause the Company to extend the process to accommodate the additional time Party B needed. Representatives of Party B suggested that Party B might be able to increase its proposed purchase price to as high as $5.35 per share, but would be unable to increase it further without significantly more time to identify a potential partner and complete its due diligence.

In the afternoon on June 22, 2016, representatives of Parent informed PJSC that Parent would be willing to provide a 30-day go-shop provision in exchange for a single termination fee of 3.5%, no expectation damages, and no change in the proposed purchase price. Later that afternoon, Parent provided a revised draft of the definitive merger agreement, reflecting those terms.

On the evening of June 22, 2016, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to review Party B’s response and the terms of Parent’s latest proposal. Representatives of Latham and PJSC summarized the terms of the revised merger agreement with Parent. The Strategic Transactions Committee discussed with management and its advisors the best approach to extract further stockholder value from the negotiations, including the relative value of a higher purchase price, go-shop provisions, the availability of expectation damages, and the size of the termination fee. After deliberations and advice from management and its advisors, the Strategic Transactions Committee instructed management and representatives of PJSC to attempt to negotiate for a higher price and add to the draft merger agreement the availability of expectation damages.

On the morning of June 23, 2016, representatives of PJSC informed Parent that the Company would be unwilling to enter into a proposed transaction with Parent without a higher price and the availability of expectation damages, in addition to the terms previously presented. After some further negotiations, Parent informed PJSC that it would accept the inclusion of expectation damages and increased its purchase price to $5.75 per share. Representatives of Latham revised the proposed merger agreement to reflect those terms.

On the afternoon of June 23, 2016, the Strategic Transactions Committee held a special meeting by telephone, with members of management and representatives of PJSC and Latham participating, to consider approval of the proposed Merger Agreement with Parent. At this meeting,

•	representatives of Latham again reviewed with the Strategic Transactions Committee their fiduciary duties when considering the proposed transaction;

•	management and representatives of Latham reviewed with the Strategic Transactions Committee the outcome of the negotiations with Parent and the revised terms and conditions of the proposed merger agreement; and

•	representatives of PJSC reviewed with the Strategic Transactions Committee PJSC’s financial analysis of the $5.75 per share cash consideration, and reviewed with the Strategic Transactions Committee the opinion that PJSC was prepared to deliver to the Company Board to the effect that, as of the date of such opinion and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $5.75 per share cash consideration to be paid to the Company’s stockholders (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders.

The Strategic Transactions Committee considered various reasons for and against approving the proposed transaction with Parent. The Strategic Transactions Committee also evaluated the proposal against the Company’s other strategic alternatives, including remaining an independent company. The Strategic Transactions Committee also considered the Company’s recent communications with the other bidders engaged in the Company’s strategic process and its belief that none of the other bidders would have the interest and ability to enter into a definitive agreement to acquire the Company for a price higher than $5.75 per share on similar or more favorable terms, on a timetable that would not expose the Company to significant risk of losing the proposed transaction with Parent. In this regard, the Strategic Transactions Committee noted Party B’s and Mr. Alden’s failure to ever present any comments to the draft merger agreement to the Company and Mr. Alden’s lack of responsiveness to the Company in the beginning of the process. The Strategic Transactions Committee also noted the existence of the go-shop provision in the Merger Agreement, which would allow the Company to solicit additional potential bids in the future. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Strategic Transactions Committee unanimously (i) recommended that the Company Board determine that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) recommended that the Company Board approve the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement and (iii) recommended, subject to the terms and conditions set forth in the Merger Agreement, that the Company Board recommend that the stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Immediately following the meeting of the Strategic Transactions Committee, the Company Board, other than Messrs. Alden, Collier and Warnock, met by telephone with management and representatives of PJSC and Latham to review and discuss the same information covered in the meeting of the Strategic Transactions Committee immediately prior. PJSC delivered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 23, 2016, to the effect that, as of the date of such written opinion and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion as set forth in such written opinion, the $5.75 per share cash consideration to be paid to the Company’s stockholders (other than as specified in such written opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. The Company Board similarly considered the various reasons for and against approving the Merger Agreement. The Company Board also considered the recommendations of the Strategic Transactions Committee. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Company Board, other than Mr. Darling, who recused himself from the vote, (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

Later on June 23, 2016, Parent, Purchaser and the Company executed and delivered the Merger Agreement. Prior to the open of U.S. markets on June 24, 2016, the Company and Parent issued press releases announcing the execution of the Merger Agreement.

Under the terms of the Merger Agreement, until 30 calendar days following the public announcement of the Merger Agreement, the Company, its subsidiaries and representatives have the right to, directly or indirectly (i) solicit, initiate, facilitate and encourage any acquisition proposals including by providing access to non-public information pursuant to an acceptable confidentiality agreement and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any acquisition proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any acquisition proposal. As of date of this Schedule 14D-9, PJSC has contacted 96 parties on behalf of the Company to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with Parent.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer, the Company Board and the Strategic Transactions Committee consulted with the Company’s senior management, Latham and PJSC and considered and analyzed a wide and complex range of factors. The Company Board and the Strategic Transactions Committee also consulted with Latham regarding the Company Board’s and the Strategic Transactions Committee’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board and the Strategic Transactions Committee concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair to, and in the best interests of, the Company’s stockholders.

The Company Board and the Strategic Transactions Committee believed the following material factors and benefits supported its determination and recommendation:

•	Premium to Market Price. The Company Board and the Strategic Transactions Committee considered the relationship of the Offer Price to the current and historical market prices of the Company Shares. The Offer Price to be paid in cash for each Company Share would provide stockholders of the Company with the opportunity to receive a significant premium over the current and historical market price of the Company Shares. The Company Board and the Strategic Transactions Committee reviewed historical market prices, volatility and trading information with respect to the Company Shares, including the fact that the Offer Price represents:

•	a premium of approximately 46.3% over the closing price per share of the Company Shares on the Nasdaq Global Market on June 7, 2016, the last trading day before the public filing by Mr. Alden and Ptarmagin of a statement on Schedule 13D that they had decided to explore making an offer to acquire the Company;

•	a premium of approximately 29.2% over the closing price per share of the Company Shares on the Nasdaq Global Market on June 22, 2016, the trading day before the execution of the Merger Agreement; and

•	a premium of approximately 48.7% over the volume weighted average price per Share for the 90-trading day period ending June 22, 2016.

•	The Prospects of the Company. The Company Board and the Strategic Transactions Committee considered the Company’s prospects and risks if the Company were to remain an independent publicly traded company. The Company Board and the Strategic Transactions Committee discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Common Stock. Among the potential risks identified by the Company Board were:

•	the Company’s ability to continue to grow its revenues and to maintain sales of its currently marketed products;

•	the Company’s ability to successfully manufacture, distribute, commercialize and make profitable new products, including with respect to changing compatibility and connectivity standards within the audio accessories business and increasing manufacturing costs;

•	the Company’s available resources relative to its competitors, many of which are substantially larger with greater financial, technical, promotional and other resources than the Company and with greater diversification of product lines, which allow them to compete more effectively on price, negotiate more effectively with retailers and licensors, and diversify their risk across various product categories;

•	the Company’s ability, and the ability of the Company’s in-licensors, to obtain and maintain patent coverage for its product candidates, including risks related to acquiring adequate intellectual property protection for new product lines and lines of business, pending and any future patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by the Company;

•	the Company’s reliance on several key retailers for the majority of the Company’s sales;

•	the competitive nature of the Company’s technology-driven industry and target markets, particularly in light of the recent consolidation activity involving certain of the Company’s competitors;

•	the current challenges facing the consumer products market generally, including the financial challenges and bankruptcies affecting brick and mortar retailers and the reduction in consumer spending;

•	the Company’s ability to accurately forecast and predict sales cycles with retailers in the current retail environment and its potential effects on the Company’s financial metrics;

•	pending and potential future material litigation and investigative matters against the Company or its officers and directors; and

•	general risks and market conditions that could reduce the market price of the Company Shares.

•	Certainty of Value. The Company Board and the Strategic Transactions Committee considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board and the Strategic Transactions Committee believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	Potential Strategic Alternatives. The Company Board and the Strategic Transactions Committee considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent publicly traded entity, the viability of investments in other product lines and businesses and the desirability and perceived risks of those alternatives), potential benefits and risks to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives. The Company Board and the Strategic Transactions Committee also considered the Company Board’s and the Strategic Transactions Committee’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board and the Strategic Transactions Committee also considered the possibility that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s Offer.

•	Full and Fair Value. The Company Board and the Strategic Transactions Committee believed that the Offer Price of $5.75 per Company Share represents full and fair value for the Company Shares, taking into account the Company Board’s and the Strategic Transactions Committee’s familiarity with the business strategy, assets, prospects and projected results for the 2016 to 2020 fiscal years, and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Negotiations with Parent and Terms of the Merger Agreement. The Company Board and the Strategic Transactions Committee believed that the Offer Price of $5.75 per Company Share represented the highest value reasonably obtainable for the Company Shares, based on the progress and outcome of its negotiations with Parent, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company, and that the Offer Price was the highest price per Company Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree. Terms of the Merger Agreement supporting the Company Board’s and the Strategic Transactions Committee’s belief include:

•	Ability to Solicit Acquisition Proposals for 30 Days After Signing. The Merger Agreement permits the Company Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to solicit and engage in negotiations and discussions with any third-party related to potential alternative acquisition proposals during the Go-Shop Period.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals After the Go-Shop Period. The Merger Agreement permits the Company Board, after the Go-Shop Period and in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third-party that has made an unsolicited and written acquisition proposal that the Company Board determines, in good faith, constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement).

•	Change of Recommendation. The Company Board has the right, prior to the purchase of Company Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify, in a manner adverse to Parent or Purchaser, its recommendation to its stockholders of the Offer or to terminate the Merger Agreement to concurrently enter into a definitive Alternative Acquisition Agreement (as defined in the Merger Agreement), including in connection with a Superior Proposal (as defined in the Merger Agreement), provided that the Company Board may not make such an adverse recommendation change unless (i) the Company notifies Parent in writing at least three business days before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal (as defined in the Merger Agreement) or other basis for the adverse recommendation change and (ii) the Company Board determines, after consultation with outside legal counsel and financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. After delivering notice to Parent of the potential recommendation change, the Company must consider in good faith any revisions to the terms of the Merger Agreement made by Parent, and if such terms are revised, then the Company Board may not change its recommendation unless it again finds that the failure to do so would still be inconsistent with its fiduciary duties. In the event of any material amendment or modification to any Superior Proposal (as defined in the Merger Agreement) or any material change to the facts and circumstances relating to the adverse recommendation change, the Company must notify Parent within two business days of any such amendment or modification and must negotiate in good faith with Parent regarding revisions to the terms of the Merger Agreement.

•	Fiduciary Termination Right. The Company Board may terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement) if (i) the Company has materially complied with requirements set forth in the previous bullet and (ii) in the case of a Superior Proposal (as defined in the Merger Agreement), the Company pays to Parent $6,197,560.95 (the “Termination Fee”), which the Company Board believed was reasonable and would not likely deter competing bids.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing. The fact that Parent’s obligations to purchase Company Shares in the Offer and to close the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

•	Extension of Offer Period. The fact that the Purchaser must, if requested by the Company, extend the Offer for successive extension periods of 10 business days each (or any longer period as may be approved in advance by the Company) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser), and must extend the Offer twice (and for further extension periods, in its sole and absolute discretion) for an extension period of 10 business days if all conditions to the Offer other than the minimum condition have been met.

•	No Financing Condition. The representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Availability of Expectation Damages. The fact that the Company and its stockholders are entitled to seek expectation damages in the event that Parent or Purchaser breaches the Merger Agreement.

•

Speed and Likelihood of Completion. The Company Board and the Strategic Transactions Committee considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Company Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than Parent, Purchaser or the Company or any wholly owned subsidiary of the foregoing) who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Company Shares in the Offer. The Company Board and the Strategic Transactions Committee considered that the potential of closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption. The Company Board and the Strategic Transactions Committee also considered the availability of Section 251(h) of the DGCL, which would permit Parent to close the Merger under Delaware law more quickly than alternative structures, and increase the likelihood that the Merger is consummated.

•	Business Reputation of Parent. The Company Board and the Strategic Transactions Committee considered the business reputation, management and financial resources of Parent, including the financing commitment that Parent obtained from Monroe Capital, LLC and Wells Fargo Bank, N.A. with respect to the transaction. The Company Board and the Strategic Transactions Committee believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The opinion of PJSC rendered to the Company Board on June 23, 2016, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by PJSC in preparing its opinion, the Offer Price to be paid to the holders of Company Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under the heading “—Opinion of the Company’s Financial Advisor.”

•	Appraisal Rights. The Company Board and the Strategic Transactions Committee considered the fact that the stockholders that do not tender their Company Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

•	The Recommendation of the Strategic Transactions Committee. The Company Board considered the recommendation as to the advisability of the Offer, the Merger and the transactions contemplated by the Merger Agreement from the Strategic Transactions Committee, based on its close contact with the transaction process.

The Company Board and the Strategic Transactions Committee also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Company Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice. Subject to specified exceptions, the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. After the termination of the Go-Shop Period, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent the Termination Fee in certain circumstances, including those described above in connection with entering into a Superior Proposal (as defined in the Merger Agreement), as well as if the Company Board changes its recommendation with respect to the Offer, or if the Merger Agreement is terminated for Parent’s failure to satisfy the Minimum Condition (as defined in the Merger Agreement) within six months after the Merger Agreement was signed and the Company enters into an alternative transaction within 12 months of that termination.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s stock price, and the Company’s ability to attract and retain key management and scientific and research personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of the Company’s officers and directors, including those that were recused from the Company Board during the process, may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

•	Potential that Minimum Condition May not be Met. The fact that the Minimum Condition may not be met because Mr. Alden and Ptarmagin have expressed interest in submitting their own proposal and collectively own 15.1% of the outstanding Company Shares, based on the information contained in the Schedule 13D/A filed by Mr. Alden and Ptarmagin with the SEC on June 14, 2016.

The foregoing discussion of the information and factors considered by the Company Board and the Strategic Transactions Committee is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board and the Strategic Transactions Committee in reaching their respective conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board and the Strategic Transactions Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board and the Strategic Transactions Committee did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board and the Strategic Transactions Committee conducted an overall analysis of the factors and reasons described above and determined in their business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor

PJSC delivered its opinion to the Company Board that, as of June 23, 2016 and based upon and subject to the factors and assumptions set forth therein, the $5.75 in cash per Company Share to be paid to the holders (other than Parent and its affiliates) of Company Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of PJSC, dated June 23, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. PJSC provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The PJSC opinion is not a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or how any such holder should act on any matter relating to the Offer and the Merger.

For purposes of its opinion, PJSC:

•	reviewed certain publicly available financial statements and other information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared and provided to PJSC by the management of the Company and approved for PJSC’s use by the Company;

•	reviewed certain financial projections for the Company prepared and provided to PJSC by the management of the Company and approved for PJSC’s use by the Company (the “Projections”);

•	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

•	reviewed the reported prices and trading activity of the Company Shares;

•	compared the financial performance and condition of the Company and the reported prices and trading activity of the Company Shares with that of certain other publicly traded companies that PJSC deemed relevant;

•	reviewed publicly available information regarding the financial terms of certain transactions that PJSC deemed relevant, in whole or in part, to the Offer and the Merger;

•	participated in certain discussions among management and other representatives of each of Parent and the Company;

•	reviewed the Merger Agreement; and

•	performed such other analyses as PJSC deemed appropriate.

PJSC assumed and relied upon the accuracy and completeness of the information reviewed by PJSC for the purposes of its opinion and PJSC did not assume any responsibility for the independent verification of such information and relied on such information being complete and correct. PJSC relied on assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to PJSC’s opinion. With respect to the Projections, PJSC assumed that the Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. PJSC did not conduct a physical inspection of the facilities or property of the Company. PJSC did not assume any responsibility for or perform any independent valuation or appraisal of the assets or liabilities of the Company, nor was PJSC furnished with any such valuation or appraisal. Furthermore, PJSC did not consider any tax, accounting or legal effects of the Offer and the Merger or transaction structure on any person or entity.

PJSC also assumed that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the consideration to be received by the holders of the Company Shares in the Offer and the Merger), and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger. PJSC further assumed that all representations and warranties set forth in the Merger Agreement were and will be true and correct as of all the dates made or deemed made and that all parties to the Merger Agreement will comply with all covenants of such parties thereunder.

PJSC’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to PJSC as of, June 22, 2016. In particular, PJSC does not express any opinion as to the prices at which the Company Shares may trade at any future time or as to the impact of the Offer and the Merger on the solvency or viability of the Company, Parent or Purchaser or the ability of the Company, Parent or Purchaser to pay their respective obligations when they come due. Furthermore, PJSC’s opinion does not address the Company’s underlying business decision to undertake the Offer and the Merger, and the opinion does not address the relative merits of the Offer and the Merger as compared to any alternative transactions that might be available to the Company. PJSC’s opinion does not address any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise except as expressly identified therein. PJSC expresses no view as to, and PJSC’s opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the consideration to be paid to the holders (other than Parent and its affiliates) of the Company Shares pursuant to the Merger Agreement. The issuance by PJSC of its opinion was authorized by PJSC’s fairness opinion committee.

The following summarizes the significant financial analyses performed by PJSC and provided to, and reviewed with, the Company Board in connection with the delivery of PJSC’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand PJSC’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of PJSC’s financial analyses. The following summary, however, does not purport to be a complete description of the financial analyses performed by PJSC, nor does the order of analyses described represent relative importance or weight given to those analyses by PJSC. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 22, 2016, and is not necessarily indicative of current market conditions.

Historical Company Share Trading Analysis

PJSC reviewed the historical trading prices and volumes for the Company Shares for the 52-week period ending June 22, 2016. In addition, PJSC analyzed the consideration to be paid to holders of Company Shares pursuant to the Merger Agreement in relation to, among other things, (i) the closing price per Company Share on June 7, 2016 (the “Undisturbed Date”), the last trading day before the public filing by a stockholder of a statement on Schedule 13D that such stockholder has decided to explore making an offer to acquire the Company, (ii) the closing price per Company Share as of June 22, 2016, (iii) the highest closing price per Company Share for the 52-week period ending June 22, 2016, (iv) the lowest closing price per Company Share for the 52-week period ending June 22, 2106, (v) the volume weighted average price per Company Share for the 30-trading day period ending June 22, 2016 and (vi) the volume weighted average price per Company Share for the 90-trading day period ending June 22, 2016.

This analysis indicated that the price per Company Share to be paid to holders of Company Shares pursuant to the Merger Agreement represented:

•	a premium of 46.3% based on the closing price per Company Share, as of the Undisturbed Date, of $3.93;

•	a premium of 29.2% based on the closing price per Company Share, as of June 22, 2016, of $4.45;

•	a discount of 29.2% based on the closing price per Company Share, as of June 24, 2015, of $8.12, which was the highest closing price for the 52-week period ending June 22, 2016;

•	a premium of 95.6% based on the closing price per Company Share, as of January 20, 2016, of $2.94, which was the lowest closing price for the 52-week period ending June 22, 2016;

•	a premium of 36.3% based on the volume weighted average price per Company Share for the 30-trading day period ending June 22, 2016 of $4.22; and

•	a premium of 48.7% based on the volume weighted average price per Company Share for the 90-trading day period ending June 22, 2016 of $3.87.

PJSC also analyzed the enterprise value (which represents the equity value plus book values of total debt, including preferred stock and minority interest, less cash) (“EV”) calculated based on (i) the closing price per Company Share as of the Undisturbed Date and (ii) the closing price per Company Share as of June 22, 2016.

This analysis indicated that the EV of $131.3 million, calculated based on the price per Company Share to be paid to holders of Company Shares pursuant to the Merger Agreement, represented:

•	a premium of 95.2% to the EV of $67.3 million based on the closing price per Company Share as of the Undisturbed Date; and

•	a premium of 59.3% to the EV of $82.4 million based on the closing price per Company Share as of June 22, 2016.

Equity Research Analyst Price Targets

PJSC reviewed selected public market trading price targets for the Company Shares prepared and published by three Wall Street research analysts that published or confirmed price targets as of (i) the Undisturbed Date and (ii) June 22, 2016. PJSC reviewed the most recent 12-month price target published by each analyst as of those two dates. These targets reflect each analyst’s estimate of the public market trading price of the Company Shares within 12 months from the time the price target was published. As of the Undisturbed Date, the range of selected equity analyst price targets for the Company Shares was from $4.50 to $7.00 per Company Share. As of June 22, 2016, the range of selected equity analyst price targets for the Company Shares was from $5.00 to $7.00 per Company Share.

PJSC also reviewed the potential acquisition prices for the Company Shares prepared and published by two of the three Wall Street research analysts after the Undisturbed Date. The range of potential acquisition prices for the Company Shares was from $5.50 to $6.65 per Company Share.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the Company Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Selected Publicly Traded Companies Analysis

PJSC reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded corporations in the electronics industry (collectively, the “selected companies”), which PJSC divided into a large-cap category and a small-cap category:

Large-Cap

•	Garmin;

•	Harman;

•	Logitech; and

•	Plantronics.

Small-Cap

•	ZAGG;

•	Voxx;

•	BigBen Interactive;

•	Turtle Beach; and

•	Mad Catz.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company.

PJSC also calculated and compared various financial multiples for the selected companies and the Company based on historical financial data from publicly available sources, forecasts from Wall Street research available as of June 22, 2016 for the selected companies, and the Projections.

With respect to the selected companies and the Company, PJSC calculated:

•	EV as a multiple of latest twelve months (“LTM”) net sales

•	EV as a multiple of LTM earnings before interest, tax, depreciation, amortization (“EBITDA”);

•	EV as a multiple of estimated EBITDA for 2016;

•	EV as a multiple of estimated EBITDA for 2017;

•	EV as a multiple of LTM earnings before interest and tax (“EBIT”);

•	price per share as a multiple of estimated earnings per share (“EPS”) for 2016; and

•	price per share as a multiple of estimated EPS for 2017.

The table below summarizes the results of these calculations:

Enterprise Value as a Multiple of:		Large Cap Selected Companies	Small Cap Selected Companies
LTM Net Sales	Range:	0.9x – 2.5x	0.2x – 0.8x
	Median:	1.5x	0.5x

LTM EBITDA	Range:	7.7x – 11.5x	6.0x – 7.8x
	Median:	10.8x	6.5x

2016E EBITDA	Range:	7.2x – 12.0x	3.8x – 7.7x
	Median:	10.5x	5.1x

2017E EBITDA	Range:	6.6x – 11.6x	3.4x – 27.7x
	Median:	8.7x	7.5x

LTM EBIT	Range:	9.7x – 14.3x	10.8x – 30.1x
	Median:	13.0x	13.5x

Price as a Multiple of:

2016E EPS	Range:	11.7x – 22.8x	11.1x – 13.3x
	Median:	17.2x	11.2x

2017E EPS	Range:	10.0x – 18.4x	7.2x – 8.5x
	Median:	14.5x	7.8x

PJSC then used an illustrative range of multiples to calculate a range of implied values for the Company Shares based on the Projections, as summarized below. The ranges of multiples used by PJSC were chosen by PJSC utilizing its professional judgment and experience, taking into account PJSC’s review of the multiples of the selected companies.

Enterprise Value as a multiple of:	Range of Multiples	Implied Per Company Share Value
LTM Net Sales	0.25x – 0.55x	$3.91 – $6.60
LTM EBITDA	6.0x – 8.0x	5.00 – 6.09
Estimated 2016 EBITDA	4.0x – 5.5x	5.12 – 6.38
Estimated 2017 EBITDA	3.5x – 5.0x	5.06 – 6.49
LTM EBIT	11.0x – 13.5x	3.93 – 4.45

Price Per Company Share as a multiple of:	Range of Multiples	Implied Per Company Share Value
Estimated 2016 EPS	11.0x – 13.0x	$3.31 – 3.92
Estimated 2017 EPS	7.0x – 8.5x	2.56 – 3.11

PJSC then adjusted this range of implied values per Company Share by applying to them an illustrative “control premium” of 33%, which reflects the average control premium (to the closing price one day prior to announcement) paid in all announced cash transactions for U.S. based targets with enterprise values ranging from $100 million to 300 million since June 2013, excluding finance, brokerage, insurance and real estate companies, as reported by publicly available sources. The implied per Company Share values, including a “control premium,” resulting from this analysis were as follows:

Enterprise Value as a multiple of:	Implied Per Company Share Value Including 33% Control Premium
LTM Net Sales	$5.20 – $8.78
LTM EBITDA	6.65 – 8.10
Estimated 2016 EBITDA	6.80 – 8.49
Estimated 2017 EBITDA	6.73 – 8.63
LTM EBIT	5.23 – 5.92

Price Per Company Share as a multiple of:	Implied Per Company Share Value Including 33% Control Premium
Estimated 2016 EPS	$4.41 – 5.21
Estimated 2017 EPS	3.40 – 4.13

Selected Precedent Transactions Analysis

PJSC analyzed certain publicly available information relating to the following selected transactions in the electronics industry since 2005 (collectively, the “selected transactions”):

Target	Acquiror	Announcement Date
mophie, inc.	ZAGG Inc	February 2016
Cobra Electronics Corp	Monomoy Capital Partners	August 2014
Teac Corporation	Gibson Guitar Corp	March 2013
Nixon, Inc.	Trilantic Capital Management	February 2012
iFrogz Inc.	ZAGG Inc.	June 2011
Klipsch Group Inc.	VOXX International Corporation	January 2011
D&M Holdings Inc.	Bain Capital Private Equity	June 2008
Martin Audio Ltd.	LOUD Technologies	March 2007
International DisplayWorks, Inc.	Flextronics International Ltd.	September 2006
Polk Audio, Inc.	DEI Holdings, Inc.	August 2006
Altec Lansing Technologies, Inc.	Plantronics, Inc.	July 2005
Boston Acoustics, Inc.	D&M Holdings Inc.	June 2005

Although none of the selected transactions is directly comparable to the Offer and the Merger, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results and product candidate profile, and as such, for purposes of analysis, the selected transactions may be considered similar to the Offer and the Merger.

For each of the selected transactions, PJSC calculated and compared the enterprise value implied by the transaction as a multiple of the LTM Net Sales, LTM EBITDA and LTM EBIT of the target (each, a “EV/LTM Net Sales Multiple”, a “EV/LTM EBITDA Multiple” and a “EV/LTM EBIT Multiple,” respectively). The following table presents the results of this analysis:

Transaction Enterprise Value as a Multiple of:	Selected Transactions
	Range	Median	Mean
LTM Net Sales	42.6% – 371.2%	117.5%	138.6%
LTM EBITDA	5.6x – 34.4x	8.7x	11.4x
LTM EBIT	6.2x – 59.9x	10.2x	17.3x

PJSC calculated an illustrative range of implied values per Company Share by applying a range of EV/LTM Net Sales Multiples of 50% to 180%, EV/LTM EBITDA Multiples of 6.0x to 11.0x, and EV/LTM EBIT Multiples of 7.0x to 17.0x to the LTM Net Sales, LTM EBITDA, and LTM EBIT, respectively, of the Company, as provided by Company management. This analysis resulted in an illustrative range of implied equity values of $4.71 to $7.29 per Company Share. The range of EV/LTM Net Sales Multiples, EV/LTM EBITDA Multiples, and EV/LTM EBIT Multiples used by PJSC were chosen by PJSC utilizing its professional judgment and experience, taking into account PJSC’s review of the selected transactions.

Illustrative Discounted Cash Flow Analysis

PJSC performed an illustrative discounted cash flow analysis on the Company using the Projections. Using discount rates ranging from 13.0% to 15.0%, reflecting estimates of the Company’s weighted average cost of capital, PJSC discounted to present value as of July 1, 2016, (i) estimates of free cash flow for the Company for the years 2016 through 2020, as reflected in the Projections, and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 3.0% to 7.0%, to a terminal year estimate of the free cash flow to be generated by the Company, as reflected in the Projections. PJSC derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. PJSC then added to the range of illustrative enterprise values it derived for the Company the amount of net cash, as provided by the management of the Company, to derive a range of illustrative equity values for the Company. PJSC then divided this range of illustrative equity values by the number of the Company’s fully diluted shares, as provided by the management of the Company, to derive a range of illustrative present values of $5.89 to $9.28 per Company Share.

Illustrative Present Value of Future Company Share Price Analysis

PJSC performed illustrative analysis of the implied present values per Company Share, as of July 1, 2016, based on theoretical future values of the Company Shares, as of January 1 of each year from 2017 through 2020, derived by PJSC based on the Projections.

Using the Projections, PJSC derived a range of theoretical future values per Company Share, as of January 1 of each year from 2017 through 2020, by applying, with respect to each such date, illustrative one year forward price to earnings per Company Share multiples ranging from 11.0x to 17.0x to the estimate of the earnings per Company Share for the current year, as reflected in the Projections, to derive ranges of implied equity values per Company Share as of such dates.

By applying a discount rate of 14.5%, reflecting an estimate of the Company’s cost of equity, PJSC discounted to present value, as of July 1, 2016, the ranges of theoretical future values of the Company Shares, as of January 1 of each year from 2017 through 2020, to yield a range of illustrative present values per Company Share of $3.76 to $8.24.

Miscellaneous

In arriving at PJSC’s opinion, PJSC performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJSC’s opinion. In arriving at its fairness determination, PJSC considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJSC made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger.

PJSC prepared these analyses for purposes of PJSC’s providing its opinion to the Company Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Company Shares of the $5.75 in cash per Company Share to be paid to such holders of Company Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, PJSC or any other person assumes responsibility if future results are materially different from those forecast.

The $5.75 in cash per Company Share was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. PJSC provided advice to the Company during these negotiations. PJSC did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

As described above, PJSC’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by PJSC in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of PJSC attached as Annex I.

Natixis, S.A. (“Natixis”), which became the holder of a majority of PJSC’s outstanding equity on June 8, 2016, is, together with its affiliates, engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management, insurance and other financial and non-financial activities and services for various persons and entities. Natixis and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Goode Partners LLC (“Goode”), a significant stockholder of Parent, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the Offer and the Merger.

The Company selected PJSC as its financial advisor because it is a recognized financial advisory firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated July 17, 2015, as amended on February 26, 2016, the Company engaged PJSC to act as its financial advisor in connection with the Offer and the Merger. The engagement letter between the Company and PJSC provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $4.4 million, a substantial portion of which is contingent upon consummation of the Offer and the Merger and a portion of which was payable upon the delivery by PJSC of its opinion. In addition, the Company has agreed to reimburse PJSC for its expenses and to indemnify PJSC against certain liabilities arising out of its engagement by the Company. In the past, PJSC has provided financial advisory services to the Company and its affiliates and, in the past two years, PJSC has not received any material fees for rendering these services. In the future, PJSC, Natixis and their respective affiliates may provide financial advisory services to the Company, Parent, Goode and their respective affiliates and, in the case of Goode, portfolio companies and in the future may receive compensation for rendering these services. In addition, Natixis or its affiliates may have co-invested with Goode from time to time and may have invested in limited partnership units of affiliates of Goode. PJSC has not provided financial advisory services to Parent, Purchaser and any of their respective affiliates.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board and PJSC risk-adjusted, forward-looking financial information for the fiscal years 2015 through 2020 based upon projections developed by the Company. These internal, risk-adjusted financial forecasts for the fiscal years 2015 through 2020 (the “Forecasts”) were reviewed by the Company Board and used by PJSC in connection with their opinion to the Company Board and related financial analyses. The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with U.S. generally accepted accounting principles (“GAAP”). The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these Forecasts were made available to the Company Board and PJSC. The Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and PJSC or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, PJSC, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, PJSC intends to make publicly available any update or other revisions to these Forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these Forecasts.

The estimates of EBITDA included in the Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

(Amounts in millions)	Full Year 2016	Jul – Dec 2016	2017	2018	2019	2020
Net Revenue	295.9	192.4	320.2	369.2	428.6	482.8
EBITDA Pre-Stock Based Compensation	30.4	29.6	33.8	41.5	49.8	58.6
EBITDA Post-Stock Based Compensation	25.5	27.1	28.7	36.7	44.8	53.4
CAPEX	10.7	5.4	11.7	11.7	13.3	13.2
Source / (Use) of Cash from Change in Net Working Capital	19.4	0.6	(4.7)	(9.8)	(11.8)	(10.2)

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors, except for Mr. Alden, currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with PJSC’s services as the financial advisor to the Company Board, the Company has agreed to pay PJSC an aggregate fee of approximately $4.4 million, $1.1 million of which was payable upon the rendering of PJSC’s opinion and approximately $3.3 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of PJSC’s expenses arising, and to indemnify PJSC against certain liabilities that may arise, out of PJSC’s engagement.

Additional information pertaining to the retention of PJSC by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Company Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth below:

See chart of transactions below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Rick Alden	06/14/16	25,000	$4.55	Sale	(1)
Rick Alden	05/18/16	22,727	$3.52	Company RSU Award	(2)
Jeff Kearl	05/18/16	22,727	$3.52	Company RSU Award	(2)
Oliver Scott	05/18/16	22,727	$3.52	Company RSU Award	(2)
Oliver Scott	05/18/16	14,204	$3.52	Company RSU Award	(3)
Heidi O’Neill	05/18/16	22,727	$3.52	Company RSU Award	(2)
Heidi O’Neill	05/18/16	14,204	$3.52	Company RSU Award	(3)
Greg Warnock	05/18/16	22,727	$3.52	Company RSU Award	(2)
Greg Warnock	05/18/16	14,204	$3.52	Company RSU Award	(3)
Douglas Collier	05/18/16	22,727	$3.52	Company RSU Award	(2)
Rick Alden	05/10/16	25,000	$3.72	Sale	(1)

(1)	The sale was effected pursuant to a Rule 10b5-1 trading plan by Rick Alden on June 5, 2015.
(2)	Represents time-based Company RSU Awards which vest 100% on the earlier of (1) the first anniversary of the date of grant or (2) the date of the next annual meeting of stockholders, subject in either case to the person’s continued service on the Company Board through such date.

(3)	Represents time-based Company RSU Awards which vest in four equal installments on May 18, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, subject to the person’s continued service on the Company Board through such date.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in the paragraphs below and otherwise in this Schedule 14D-9 (including in the exhibits and annexes hereto), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company.

During the Go-Shop Period, the Company, its subsidiaries and representatives have the right to, directly or indirectly, (i) solicit, initiate, facilitate and encourage any acquisition proposals, including by providing access to non-public information pursuant to an acceptable confidentiality agreement and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any acquisition proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any acquisition proposal. Except as otherwise described in this Schedule 14D-9, the Company does not anticipate that it will disclose developments with respect to this solicitation process unless and until the Company Board has made a decision with respect to the alternative proposals, if any, it receives. During the Go-Shop Period, the Company, its subsidiaries and representatives intend to continue to actively solicit alternative proposals from third parties to acquire the Company. No assurance can be given that the solicitation of alternative proposals will result in an alternative transaction. The foregoing description of the Go-Shop Period is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

On June 24, 2016, the Company received a written proposal from Mill Road Capital Management LLC (“Mill Road”) to acquire all of the outstanding Company Common Shares for $6.05 per share in cash (the “Mill Road Proposal”), which was filed as an exhibit to Mill Road’s Schedule 13D with the SEC. The Mill Road Proposal was based on publicly available information and is conditioned upon completion of due diligence, final internal approvals and the negotiation and execution of a definitive transaction agreement. The Mill Road Proposal also requires that the Company grant exclusivity to Mill Road for 60 days. The Company Board will review the Mill Road Proposal carefully, in consultation with its financial and legal advisors, in due course. During the Go-Shop Period, the Company, its subsidiaries and representatives intend to continue to actively solicit alternative proposals from other third parties to acquire the Company.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the Amended and Restated Employment Agreements with the Company’s named executive officers. The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of their Amended and Restated Employment Agreements and equity awards. The amounts shown reflect only the additional payments or benefits that a named executive officer would have received upon the occurrence of the named executive officer’s termination by the Company other than for cause or the named executive officer’s resignation with good reason, each within 18 months following a change in control of the Company. The amounts shown do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the closing of the Offer and the Merger, absent such a termination. Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

•	a price per share of the Company Shares of $5.75, which is the Offer Price;

•	the closing of the Offer and the Merger on August 1, 2016; and

•	with respect to each named executive officer, a termination of employment by the executive for good reason or by the Company without cause, in each case, on August 1, 2016, in which case such executive would be entitled to receive each of the payments and benefits described in further detail below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
S. Hoby Darling	$2,513,115	$849,077	$22,093	$25,000	$3,409,285
Jason Hodell	$1,017,995	$1,024,393	$20,749	$25,000	$2,088,137
Sam Paschel, Jr.	$786,095	$503,813	$11,890	$25,000	$1,326,798
David Raffone	$616,011	$416,743	$4,957	$25,000	$1,062,711
Patrick Grosso	$797,736	$206,189	$17,674	$25,000	$1,046,599

(1)	Under the Amended and Restated Employment Agreements, cash severance would be payable in a lump sum on the 60th day following a termination without cause or for good reason, in either case, during the period on or within 18 months following a change of control (i.e., pursuant to a “double trigger” arrangement), subject, in either case, to such executive’s timely execution, delivery and non-revocation of a general release of claims. In either such event, pursuant to the Amended and Restated Employment Agreements, the named executive officer will receive severance payments equal to the sum of the executive’s base salary and target bonus for the fiscal year in which such termination occurs, multiplied by 2.5 (for Mr. Darling), 2.0 (for Messrs. Hodell and Grosso) and 1.5 (for Messrs. Raffone and Paschel), plus a pro-rata portion of such executive’s annual bonus based on such executive’s service during the year of termination.

The following table quantifies the base salary severance and bonus component of severance included in the aggregate total reported in the column.

Name	Base Salary Severance	Target Bonus Component of Severance	Pro-Rata Bonus Component of Severance
S. Hoby Darling	$1,125,000	$1,125,000	$263,115
Jason Hodell	$618,400	$309,200	$90,395
Sam Paschel, Jr.	$463,800	$231,900	$90,395
David Raffone	$363,450	$181,497	$70,836
Patrick Grosso	$484,600	$242,300	$70,836

(2)	Under the Amended and Restated Employment Agreements, each named executive officer would be entitled to accelerated vesting of his unvested equity-based compensation pursuant to a “double trigger” arrangement (i.e., the occurrence of a change of control and such executive’s qualifying termination as described in footnote (1) above).

Additionally, pursuant to the Merger Agreement, (i) each Company Option will be accelerated in full and each Company Option will be canceled and converted into the right to receive an amount in cash, if any, without interest and less any required withholding taxes, equal to the product obtained by multiplying (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per share of such Company Option, and (B) the number of Company Shares underlying such Company Option and (ii) each Company RSU Award will be accelerated in full (which, in the case of a Company RSU Award that vests in whole or in part on the basis of achievement of performance goals, shall be determined as if performance were at 100% of targeted performance) and each Company RSU Award will be canceled and converted into the right to receive an amount in cash, if any, without interest and less any required withholding taxes, equal to the product obtained by multiplying (A) the Offer Price and (B) the number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time.

Amounts included in this column as they relate to payment for Company Options and Company RSU Awards are “single trigger” payments (closing of the Offer and the Merger) because they would be paid at the Effective Time, without regard to whether the named executive officer experiences a termination of employment.

The following table quantifies the value of the unvested Company Options and Company RSU Awards held by the named executive officers, assuming a price per share of Company Common Stock equal to the Offer Price of $5.75, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).

Name	Number of Unvested Stock Options	Value of Unvested Stock Options	Number of Restricted Stock Units	Value of Restricted Stock Units
S. Hoby Darling	386,632	$280,101	98,953	$568,980
Jason Hodell	317,116	$227,440	151,518	$871,229
Sam Paschel, Jr.	207,387	$186,499	55,185	$317,314
David Raffone	102,380	$85,290	57,644	$331,453
Patrick Grosso	96,805	$90,065	20,196	$116,127

(3)	Amounts include the estimated value of Company-paid or subsidized continued healthcare coverage for each named executive officer for up to 30 months (for Mr. Darling), 24 months (for Messrs. Hodell and Grosso) and 18 months (for Messrs. Raffone and Paschel), which the named executive officers are entitled to receive under the Amended and Restated Employment Agreements upon a qualifying termination in connection with a change in control as described in footnote (1) above. As a result, these amounts are “double trigger” benefits.

(4)	Under the Amended and Restated Employment Agreements, each named executive officer would be entitled to a reimbursement of up to $25,000 for outplacement services upon the occurrence of a change of control and such executive’s qualifying termination as described in footnote (1) above. As a result, these benefits are “double trigger” benefits.

Narrative Disclosure to Named Executive Officer Golden Parachute Compensation Table

The Company has entered into Amended and Restated Employment Agreements with each named executive officer, each of which provides for severance payments and benefits, including equity award acceleration, upon certain terminations of employment. For more information relating to these arrangements, see the description of such agreements in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of the Company—Other Compensatory Arrangements with Executive Officers and Directors.”

Stockholder Approval Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor Purchaser, nor any of their respective “affiliates” or “associates,” is, or at any time for the past three years has been, an “interested stockholder” of the Company (as such terms are defined in Section 203 of the DGCL). Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court. The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the

DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 6, 2016), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Company Shares in the Offer;

•	continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	any stockholder (or beneficial owner of Company Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Skullcandy, Inc., 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Company Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as

Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with

Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger, the Merger Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their “affiliates” or “associates” (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be (i) shortened if the reviewing agency grants “early termination,” (ii) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (iii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Company Shares pursuant to the Offer is subject to such requirements. The Company will file the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger no later than 10 business days following the date of the Merger Agreement and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York Time, 15 calendar days after such filings, unless earlier terminated by the FTC or the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Company Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Company Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC.

Certain Litigation.

As of the date of this Schedule 14D-9, the Company is not aware of any pending legal proceeding relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Parent and Purchaser in connection with the Offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated July 6, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on July 6, 2016 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Opinion of Peter J. Solomon Securities Company, LLC, dated June 23, 2016 (included as Annex I to this Schedule 14D-9).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)	Joint Press Release issued by Parent and the Company, dated June 24, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 24, 2016).

(a)(8)	Summary Newspaper Advertisement, published July 6, 2016 in The New York Times (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(9)*	Letter to Stockholders of the Company, dated July 6, 2016, from S. Hoby Darling, President and Chief Executive Officer of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of June 23, 2016, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 24, 2016).

(e)(2)	Confidentiality Letter Agreement, dated as of April 6, 2016, by and between Parent and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Clean Team Agreement, dated as of May 24, 2016, by and between Parent and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1/A, filed on July 6, 2011).

(e)(5)	2005 Stock Plan (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1, filed on January 28, 2011).

(e)(6)	Form of Stock Option Agreement under the 2005 Stock Plan (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, filed on January 28, 2011).

(e)(7)	Form of Stock Option Agreement under the 2005 Stock Plan - With Early Exercise Option (incorporated by reference to Exhibit 10.14(B) to the Company’s Registration Statement on Form S-1/A, filed on July 6, 2011).

(e)(8)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1, filed on January 28, 2011).

(e)(9)	Form of Stock Option Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Skullcandy, Inc.’s Registration Statement on Form S-1, filed on January 28, 2011).

Exhibit Number	Description

(e)(10)	Form of Stock Option Agreement under the 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1/A, filed on July 6, 2011).

(e)(11)	Board of Directors Services Agreement, dated March 21, 2011, by and between the Company and Richard Alden (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1/A, filed on April 28, 2011).

(e)(12)	Form of Performance-Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on May 25, 2012).

(e)(13)	Amended and Restated Skullcandy, Inc. 2011 Incentive Award Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2012).

(e)(14)	Skullcandy, Inc. Nonqualified Inducement Stock Option Grant Notice and Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on May 10, 2013).

(e)(15)	Amended and Restated Employment Agreement, dated June 23, 2016, by and between the Company and S. Hoby Darling (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016).

(e)(16)	Amended and Restated Employment Agreement, dated June 23, 2016, by and between the Company and Jason Hodell (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016).

(e)(17)	Amended and Restated Employment Agreement, dated June 23, 2016, by and between the Company and Patrick Grosso (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016).

(e)(18)	Amended and Restated Employment Agreement, dated June 23, 2016, by and between the Company and Samuel Paschel, Jr. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016).

(e)(19)	Amended and Restated Employment Agreement, dated June 23, 2016, by and between the Company and David Raffone (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016).

(e)(20)	Skullcandy, Inc. Inducement Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on May 10, 2013).

(e)(21)*	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2016.

(e)(22)	Astro Gaming Supplemental Compensation Plan (incorporated by reference to Exhibit 10.35 to the Company’s Form 10-K, filed March 17, 2014).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
	Name:	Patrick Grosso
	Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: July 6, 2016

ANNEX I

June 23, 2016

Board of Directors

Skullcandy, Inc.

1441 West Ute Boulevard

Suite 250

Park City, UT 84098

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness to the holders (other than Incipio LLC (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc. (the “Company”) from a financial point of view of the $5.75 in cash per Share (the “Consideration”) to be paid to the holders of the Shares pursuant to the Agreement and Plan of Merger, dated as of June 23, 2016 (the “Agreement”), by and among Parent, Powder Merger Sub, Inc., a direct wholly owned subsidiary of Parent (“Acquisition Sub”), and the Company.

We understand that the Agreement provides that Parent will cause Acquisition Sub to commence a tender offer (the “Tender Offer”) for all of the issued and outstanding Shares pursuant to which Acquisition Sub will pay the Consideration for each Share accepted. The Agreement further provides that, following the consummation of the Tender Offer, under circumstances specified in the Agreement, Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving corporation in the merger as a wholly owned subsidiary of Parent (the “Merger” and, together with the Tender Offer, the “Transactions”) and that, upon the effectiveness of the Merger, each Share not tendered and accepted in the Tender Offer (other than Shares held by (i) the Company, Parent or Acquisition Sub, or by any of their respective direct or indirect wholly owned subsidiaries, or (ii) stockholders that shall have neither voted in favor of the adoption of the Agreement nor consented thereto in writing and that shall have properly and validly perfected their statutory rights of appraisal in respect of such Shares) will be cancelled and converted into the right to be paid the Consideration.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of the Company;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared and provided to us by the management of the Company and approved for our use by the Company;

(iii) reviewed certain financial projections for the Company prepared and provided to us by the management of the Company and approved for our use by the Company;

(iv) discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

(v) reviewed the reported prices and trading activity of the Shares;

(vi) compared the financial performance and condition of the Company and the reported prices and trading activity of the Shares with that of certain other publicly traded companies that we deemed relevant;

(vii) reviewed publicly available information regarding the financial terms of certain transactions that we deemed relevant, in whole or in part, to the Transactions;

(viii) participated in certain discussions among management and other representatives of each of Parent and the Company;

(ix) reviewed the Agreement; and

(x) performed such other analyses as we have deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information and have relied on such information being complete and correct. We have relied on assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our opinion. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not conducted a physical inspection of the facilities or property of the Company. We have not assumed any responsibility for or performed any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Furthermore, we have not considered any tax, accounting or legal effects of the Transactions or transaction structure on any person or entity.

We have also assumed that the Transactions will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the Consideration to be paid to the holders of the Shares in the Transactions), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transactions. We have further assumed that all representations and warranties set forth in the Agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the Agreement will comply with all covenants of such parties thereunder.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, June 22, 2016. In particular, we do not express any opinion as to the prices at which the Shares may trade at any future time or as to the impact of the Transactions on the solvency or viability of the Company, Parent or Acquisition Sub or the ability of the Company, Parent or Acquisition Sub to pay their respective obligations when they come due. Furthermore, our opinion does not address the Company’s underlying business decision to undertake the Transactions, and our opinion does not address the relative merits of the Transactions as compared to any alternative transactions that might be available to the Company. Our opinion does not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise except as expressly identified herein.

Natixis, S.A. (“Natixis”), which became the holder of a majority of our outstanding equity on June 8, 2016, is, together with its affiliates, engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management, insurance and other financial and non-financial activities and services for various persons and entities. Natixis and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Goode Partners LLC (“Goode”), a significant shareholder of Parent, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the Transactions.

We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger and a portion of which is payable upon the delivery of this letter. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the past we have provided and are currently providing financial advisory services to the Company and its affiliates and have received and in the future may receive compensation for rendering these services. In the future, we, Natixis and our respective affiliates may provide financial advisory services to the Company, Parent, Goode and their respective affiliates and, in the case of Goode, portfolio companies and in the future may receive compensation for rendering these services. In addition, Natixis or its affiliates may have co-invested with Goode from time to time and may have invested in limited partnership units of affiliates of Goode.

This letter and our advisory services are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions. This letter may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except as part of a recommendation statement on Schedule 14D-9 related to the Tender Offer or a proxy statement that is required to be filed by the Company in connection with the Transactions, provided that this letter is quoted in full in such recommendation statement or proxy statement, as the case may be. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration to be paid to the holders (other than Parent and its affiliates) of the Shares pursuant to the Agreement. This letter does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares pursuant to the Tender Offer or how any such holder should act on any matter relating to the Transactions. The issuance of this opinion has been authorized by our fairness opinion committee.

Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the Consideration to be paid to the holders (other than Parent and its affiliates) of the Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

PETER J. SOLOMON SECURITIES COMPANY, LLC

/s/ Peter J. Solomon Securities Company, LLC

ANNEX II

SECTION 262 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

APPRAISAL RIGHTS

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.